FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

PRESS RELEASE

CONSOLIDATED FINANCIAL STATEMENTS OF ENEL AMÉRICAS GROUP

AS OF DECEMBER 31, 2020

(figures in million US dollars)

  Cumulative revenues as of December 2020 decreased by 14.8% as compared to 2019, reaching US$ 12,193 million, explained by lower revenues in the four countries where we operate. In quarterly terms, comparing the fourth quarter of 2020 and the fourth quarter of 2019, we can see a 1.8 % decrease reaching US$ 3,672 million.

  In cumulative terms, EBITDA fell by 21.1% to US$ 3,154 million. This is mainly explained by a decrease in Argentina because of last year´s extraordinary recognition of US$ 203 million as a result of the agreement between Edesur and the Argentine Government for past claims. In addition to this we had a US$ 745 million negative impact as a result of currency devaluation in the four countries in which we operate, which affected Brazil's results in particular, and a reduction in demand due to COVID-19. This was partially offset by lower personnel costs for an amount of US$ 89 million explained by the reduction of liabilities of the Enel Sao Paulo pension fund due to a voluntary migration to a defined contribution system. Without the 2019 and 2020 extraordinary effects and removing the exchange rate effect, EBITDA would have increased by 0,6%.

In quarterly terms, we see a 6.4% drop reaching an EBITDA of US$ 957 million, mainly explained by lower performance in Argentina and the devaluation of currencies in the four countries in which we operate. This was partially offset by the aforementioned impact of the Enel Sao Paulo pension fund. Removing the exchange rate effect and the positive pension fund impact, EBITDA would have increased by 9,3% during the quarter.

Country	EBITDA (million US$)
	Accumulated figures			Quarterly figures
	FY 2020	FY 2019%		4Q 2020	4Q 2019%

Argentina	186	552	(66.3%)	48	121	(60.6%)
Brazil	1,339	1,644	(18.6%)	510	452	12.8%
Colombia	1,180	1,267	(6.9%)	289	308	(6.5%)
Peru	476	561	(15.2%)	118	150	(21.1%)
Enel Américas (*)	3,154	3,994	(21.1%)	957	1,023	(6.4%)
(*) Includes Holding and Adjustments

•	Operating revenues (EBIT) fell by 25.9% accumulated as of December and increased by 10.0% in quarterly terms, reaching US$ 2,053 million and US$ 670 million, respectively. At cumulative level, the decreased result is explained by a lower EBITDA while at quarterly level this has been offset by lower depreciation and amortization.

1

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

•	Net income attributable to the parent company at cumulative level reached US$ 825 million, 48.9% less than in 2019. In quarterly terms, the decrease was 57.3%. In both cases it is explained by the lower results at EBITDA level, partially offset by a better financial result. In quarterly terms, in 2019 there was a positive extraordinary effect of US$ 553 million for deferred taxes resulting from the merger of Enel Distribución Sao Paulo with Enel Sudeste.

•	Net financial debt reached US$ 4,226 million, up by 3.2% from the end of 2019, mainly explained by higher debt in Enel Dx Sao Paulo and Codensa, along with a cash decrease in Enel Américas Holding, which was partially offset by decreases in net debt in Enel Dx Goiás, Emgesa and Enel Dx Rio mainly. Currency devaluation had a negative impact totaling US$ 814 million.

•	CAPEX amounted to US$ 1,423 million, down by 13.6% from the previous year due to the currency devaluation effect. Removing this effect, CAPEX increased by US$ 128 million, mainly explained by higher investments in distribution companies in Brazil, especially Goias and Ceará

CAPEX for the quarter reached US$ 442 million, 22.4% less than in the fourth quarter of 2019. Removing the exchange rate effect, CAPEX fell by 3.5%, or US$ 20 million, mainly explained by lower investments in Emgesa and Enel Dx Rio.

•	As for the current situation arising from COVID-19, the fourth quarter saw a recovery in terms of demand in relation to the previous quarter and the level of collection remained within the range of a normal year. The effect attributable to COVID in this quarter totaled US$ 101 million at EBITDA level considering both the distribution and generation businesses. Our Company continues to do its best to maintain its operations, protect its workers and assist the community with various solidarity measures.

2

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

SUMMARY BY BUSINESS SEGMENT

Generation

The generation business segment registered a 13.5 % decrease in EBITDA as compared to the same period of the previous year, reaching US$ 1,383 million. This is explained by lower results in the Argentina and Peru added the US$ 232 million effect of currency devaluations with a negative impact in the four countries. Isolating this effect, EBITDA would have increased by 0.6% in relation to the previous year.

In quarterly terms, EBITDA in the fourth quarter reached US$ 388 million, 5.5% less than in the same period of 2019, due to lower results in Argentina and Peru in addition to the negative exchange rate impact. Isolating the latter effect, EBITDA would have increased by 12.2%.

	FY 2019	FY 2020	Var %	4Q 2019	4Q 2020	Var %
Total Sales (GWh)	72,553	66,996	(7.7%)	18,157	17,618	(3.0%)
Total Generation (GWh)	41,760	40,455	(3.1%)	10,342	10,236	(1.0%)

Distribution

EBIDTDA in the distribution segment was 25.8 % lower than in the same period of 2019, reaching US$ 1,859 million; explained mainly by the extraordinary effect from the regulatory agreement of US$ 203 million signed by Edesur and the Argentine National State for pending claims plus decreased results in Peru. This was partially offset by better performance in operational terms in Colombia and the effect of the reduction in pension fund liabilities in Enel Sao Paulo due to the voluntary migration to a defined contribution plan. The exchange rate effect had a negative impact of US$ 521 million at consolidated level and there were lower sales in all four countries. Isolating the one-offs and the exchange rate effect, EBITDA would have decreased by 0.6%.

In quarterly terms, the fourth quarter EBITDA reached US$590 million, down by 8.9% from the fourth quarter of 2019. Removing the exchange rate effect and the Enel Sao Paulo’s pension fund impact, it would have increased by 4.4%.

As of December 31, 2020, the consolidated number of customers showed a 1.6% increase as compared to the previous year, while physical sales fell by 4.5% in cumulative terms, and by 0.7% in quarterly terms.

	FY 2019	FY 2020	Var %	4Q 2019	4Q 2020	Var %
Total Sales (GWh)	120,594	115,213	(4.5%)	30,501	30,281	(0.7%)
Number of Clients	25,237,624	25,639,531	1.6%	25,237,624	25,639,531	1.6%

3

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

FINANCIAL SUMMARY

The Company’s available liquidity has remained strong, as shown below:

• Cash and cash equivalents US$ 1,507 million

• Cash and cash equiv. + cash investments over 90 days US$ 1,529 million

• Available committed lines of credit * US$ 1,218 million

(*) Includes two lines of committed credits between related parties. One of them for US$ 154 million of Enel Brasil with EFI and fully available and another for US$ 150 million of Enel Americás with EFI and fully used.

The average nominal interest rate in December 2020 decreased to 4.9% from 7.1% as of the same period of the previous year, primarily affected by lower debt costs in Brazil as a result of the payment linked with the purchase of Enel Distribución Sao Paulo, better rate conditions in debt refinancing in Brazil, Colombia, Peru and the Holding and a reduction in rates associated with variable debt rates in Brazil.

Hedging and protection:

To mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas S.A. has established policies and procedures aimed at protecting its financial statements against the volatility of these variables.

•         Enel Américas S.A. (consolidated) foreign exchange rate risk hedging policy establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they assume any type of debt. Therefore, the Enel Américas Group has entered into cross currency swaps of US$ 554 million and forwards of US$ 495 million.

•	To reduce the volatility of the financial statements stemming from interest rate changes, Enel Américas Group keeps an adequate debt structure balance. To achieve the above, we have entered into interest rate swaps totaling US$ 154 million.

4

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia, and Peru. Virtually all our revenues, income and cash flows come from the operations of our subsidiaries, jointly controlled entities, and associates in these four countries.

Generation and Transmission Business Segment

The total net installed capacity of the Enel Américas Group was 11,269 MW as of December 31, 2020. 55.5% of consolidated generation capacity comes from hydropower sources and 44.5% from thermal sources.

The Group conducts the generation business through the following subsidiaries: Enel Generación Costanera, Enel Generación el Chocón and Central Docksud in Argentina, EGP Cachoeira Dourada, Enel Generación Fortaleza and EGP Volta Grande in Brazil, Emgesa in Colombia and Enel Generación Peru and Enel Generación Piura in Peru. The electricity transmission business is carried out mainly through an interconnection line between Argentina and Brazil, through Enel Cien, a subsidiary of Enel Brasil, with a 2,100 MW transport capacity.

The following table shows the key physical indicators for the generation segment, in cumulative and quarterly terms, as of December 31, 2020 and 2019 for each subsidiary.

Company	Markets in which operates	Energy Sales (GWh)						Market Share
		Accumulated figures			Quarterly figures
		FY 2020	FY 2019%		4Q 2020	4Q 2019%		December 2020	December 2019

Enel Generación Costanera	SIN Argentina	6,518	6,210	5.0%	1,523	959	58.8%	5.1%	4.8%
Enel Generación El Chocón	SIN Argentina	2,924	2,528	15.7%	535	562	(4.8%)	2.3%	2.0%
Central Dock Sud	SIN Argentina	4,461	4,238	5.3%	1,376	1,481	(7.1%)	3.5%	3.3%
Enel Generación Perú	SICN Peru	9,642	10,541	(8.5%)	2,465	2,671	(7.7%)	19.6%	19.9%
Enel Generación Piura	SICN Peru	616	658	(6.4%)	198	177	11.9%	1.3%	1.2%
Enel Emgesa	SIN Colombia	17,539	18,376	(4.6%)	4,238	4,369	(3.0%)	24.9%	25.5%
EGP Cachoeira Dourada	SICN Brasil	19,660	22,890	(14.1%)	5,402	6,027	(10.4%)	4.2%	4.7%
Enel Generación Fortaleza	SICN Brasil	3,636	4,742	(23.3%)	1,333	1,194	11.6%	0.8%	1.0%
EGP Volta Grande	SICN Brasil	2,000	2,370	(15.6%)	547	717	(23.7%)	0.4%	0.5%
Total		66,996	72,553	(7.7%)	17,617	18,157	(3.0%)

5

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

Distribution business segment

The distribution business is conducted through the following subsidiaries: Edesur in Argentina, Enel Distribución Río, Enel Distribución Ceará, Enel Distribución Goiás and Enel Distribución Sao Paulo in Brazil, Codensa in Colombia, and Enel Distribución Peru in Peru. These companies serve the main cities in Latin America, delivering electric service to more than 25.6 million customers.

The following tables show some key indicators of the distribution segment by subsidiary, in cumulative and quarterly terms as of December 31, 2020 and 2019:

Company	Energy Sales (GWh)[1]							Energy losses (%)
	Accumulated figures			Quarterly figures
	FY 2020	FY 2019%		4Q 2020	4Q 2019%			December 2020	December 2019

Empresa Distribuidora Sur (Edesur)	15,888	16,798	(5.4%)	3,770	4,047	(6.8%)		18.9%	15.5%
Enel Distribución Perú	7,578	8,211	(7.7%)	1,994	2,062	(3.3%)		8.8%	8.2%
Enel Distribución Río	11,228	11,568	(2.9%)	3,034	2,920	3.9%		22.1%	21.0%
Enel Distribución Ceará	11,866	12,197	(2.7%)	3,290	3,269	0.6%		15.9%	13.9%
Enel Distribución Goiás	14,469	14,365	0.7%	3,886	3,710	4.7%		11.4%	11.6%
Enel Distribución Sao Paulo	40,350	43,148	(6.5%)	10,641	10,858	(2.0%)		10.6%	9.6%
Enel Codensa	13,834	14,307	(3.3%)	3,666	3,635	0.9%		7.6%	7.7%
Total	115,213	120,594	(4.5%)	30,281	30,501	(0.7%)		13.0%	11.9%

1. Includes final customer sales and tolls.

Company	Clients (th)[1]				Clients/Employess
	December 2020	December 2019%			December 2020	December 2019%

Empresa Distribuidora Sur (Edesur)	2,508	2,490	0.7%		720	709	1.6%
Enel Distribución Perú	1,456	1,434	1.5%		2,464	2,414	2.1%
Enel Distribución Río	2,948	2,940	0.3%		2,957	2,968	(0.4%)
Enel Distribución Ceará	4,011	3,956	1.4%		3,575	3,510	1.9%
Enel Distribución Goiás	3,207	3,114	3.0%		2,856	2,783	2.6%
Enel Distribución Sao Paulo	7,896	7,776	1.5%		1,350	1,130	19.5%
Enel Codensa	3,615	3,527	2.5%		2,352	2,345	0.3%
Total	25,640	25,238	1.6%		1,744	1,529	14.1%

1. The number of clients for the period 2019 was modified compared to clients reported in the previous period, due to a new methodology applied since 2020.

6

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

The following table shows revenues from energy sales by business segment, customer category, and country, in cumulative and quarterly terms as of December 31, 2020 and 2019:

Energy Sales Revenues	Accumulated figures (Figures in million US$)
	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	FY 2020	FY 2019	FY 2020	FY 2019	FY 2020	FY 2019	FY 2020	FY 2019	FY 2020	FY 2019	FY 2020	FY 2019	FY 2020	FY 2019

Generation	221	413	1,040	691	1,129	1,214	490	567	2,880	2,885	(736)	(794)	2,144	2,091
Regulated customers		-	214	127	637	669	274	306	1,125	1,102	(727)	(652)	398	450
Non regulated customers		-	350	539	353	417	189	232	892	1,188	(9)	(142)	883	1,046
Spot Market	221	413	468	17	139	128	24	20	852	578	-	-	852	578
Other Clients			8	8	-	-	3	9	11	17	-	-	11	17

Distribution	739	1,023	5,168	6,439	761	851	843	905	7,511	9,218	-	(27)	7,511	9,191
Residential	361	455	3,045	3,651	455	477	473	482	4,334	5,065	-	(27)	4,334	5,038
Commercial	254	374	1,239	1,597	181	226	87	105	1,761	2,302	-	-	1,761	2,302
Industrial	68	81	370	530	79	90	168	172	685	873	-	-	685	873
Other	56	113	514	661	46	58	115	146	731	978	-	-	731	978

Less: Consolidation adjustments	-	-	(265)	(328)	(324)	(330)	(147)	(163)	(736)	(821)	736	821	-	-

Energy Sales Revenues	960	1,436	5,943	6,802	1,566	1,735	1,186	1,309	9,655	11,282	-	-	9,655	11,282

Variation in million US$ and %.	(476)	33.1%	(859)	(12.6%)	(169)	(9.7%)	(123)	(9.4%)	(1,627)	(14.4%)	-	-	(1,627)	(14.4%)

	Quarterly figures (Figures in million US$)
Energy Sales Revenues	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	4Q 2020	4Q 2019	4Q 2020	4Q 2019	4Q 2020	4Q 2019	4Q 2020	4Q 2019	4Q 2020	4Q 2019	4Q 2020	4Q 2019	4Q 2020	4Q 2019

Generation	44	139	648	180	276	295	132	161	1,100	775	(189)	(208)	911	567
Regulated customers	-	-	49	(201)	163	168	73	95	285	62	(180)	51	105	113
Non regulated customers	-	-	151	382	98	104	52	59	301	545	(9)	(259)	292	286
Spot Market	44	139	440	-	15	23	6	5	505	167	-	-	505	167
Other Clients	-	-	8	(1)	-	-	1	2	9	1	-	-	9	1

Distribution	160	282	1,507	1,656	201	208	213	229	2,081	2,375	-	(8)	2,081	2,367
Residential	101	117	782	977	106	114	114	127	1,103	1,335	-	(8)	1,103	1,327
Commercial	33	94	413	460	57	53	25	32	528	639	-	-	528	639
Industrial	20	(13)	96	157	26	22	50	35	192	201	-	-	192	201
Other	6	84	216	62	12	19	24	35	258	200	-	-	258	200
Less: Consolidation adjustments	-	-	(66)	(82)	(84)	(83)	(39)	(51)	(189)	(216)	189	216	-	-

Energy Sales Revenues	204	421	2,089	1,754	393	420	306	339	2,992	2,934	-	-	2,992	2,934

Variation in million US$ and %.	(217)	51.5%	335	19.1%	(27)	(6.4%)	(33)	(9.7%)	58	2.0%	-	-	58	2.0%

7

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

I.- ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of Income Statement

The result attributable to Enel Américas controlling shareholders for the year ended on December 31, 2020, was US$ 825 million, a 48.9% decrease from the result of US$ 1,614 million recorded the previous year. During the fourth quarter of 2020, the result attributable to Enel Américas shareholders reached US$ 339 million, with a US$ 454 million decrease as compared to the fourth quarter of 2019, equivalent to a 57.3% decrease.

Below we present an item-by-item comparison of the income statement of the continuing operations for the periods ended on December 31, 2020 and 2019:

CONSOLIDATED INCOME STATEMENT (million US$)	Accumulated figures				Quarterly figures
	FY 2020	FY 2019	Change	% Change	4Q 2020	4Q 2019	Change	% Change

Revenues	12,193	14,314	(2,121)	(14.8%)	3,672	3,738	(66)	(1.8%)
Sales	11,239	13,053	(1,814)	(13.9%)	3,420	3,394	26	0.8%
Other operating income	954	1,261	(307)	(24.4%)	252	344	(93)	(26.9%)
Procurements and Services	(7,556)	(8,541)	985	11.5%	(2,413)	(2,257)	(156)	(6.9%)
Energy purchases	(5,338)	(6,097)	759	12.5%	(1,851)	(1,574)	(277)	17.6%
Fuel consumption	(138)	(277)	139	50.3%	(30)	(89)	58	(65.8%)
Transportation expenses	(1,016)	(1,111)	94	8.5%	(268)	(279)	10	(3.7%)
Other variable costs	(1,064)	(1,056)	(8)	(0.7%)	(263)	(315)	52	(16.5%)
Contribution Margin	4,637	5,773	(1,136)	(19.7%)	1,260	1,482	(222)	(15.0%)
Personnel costs	(418)	(628)	210	33.5%	(41)	(147)	106	(72.2%)
Other fixed operating expenses	(1,065)	(1,151)	85	7.4%	(261)	(312)	51	(16.3%)
Gross Operating Income (EBITDA)	3,154	3,994	(841)	(21.1%)	957	1,023	(66)	(6.4%)
Depreciation and amortization	(858)	(948)	90	9.5%	(224)	(279)	55	(19.8%)
Impairment gains and impairment losses reversal (Impairment losses) determined in accordance with IFRS 9	(242)	(279)	37	13.2%	(64)	(137)	73	(53.5%)
Operating Income	2,053	2,769	(716)	(25.9%)	670	609	61	10.0%
Net Financial Income	(313)	(377)	63	16.8%	(28)	(51)	24	44.4%
Financial income	321	450	(128)	(28.5%)	140	90	50	55.9%
Financial costs	(768)	(1,088)	319	29.4%	(238)	(171)	(67)	39.4%
Results by units of adjustments (hyperinflation - Argentina)	77	124	(48)	(38.4%)	19	0	19	100.0%
Foreign currency exchange differences, net	57	137	(80)	(58.3%)	50	29	21	70.5%
Other Non Operating Income	8	14	(6)	(43.4%)	2	14	(12)	(88.9%)
Other earnings (Losses)	5	14	(9)	(67.1%)	1	14	(13)	(94.7%)
Results of companies accounted for by participation method	3	(0)	3	100.0%	(0)	0	(0)	0.0%
Net Income Before Taxes	1,748	2,406	(658)	(27.4%)	642	572	70	12.3%
Income Tax	(567)	(236)	(330)	(139.7%)	(210)	377	(586)	(155.7%)
Net Income from Continuing Operations	1,181	2,170	(989)	(45.6%)	432	948	(516)	(54.4%)

NET INCOME	1,181	2,170	(989)	(45.6%)	432	948	(516)	(54.4%)
Net Income attributable to owners of parent	825	1,614	(789)	(48.9%)	339	792	(454)	(57.3%)
Net income attributable to non-controlling interest	356	556	(200)	(35.9%)	94	156	(62)	(40.0%)

Earning per share US$ (*)	0.01085	0.02465	(0.01380)	(56.0%)	0.00445	0.01210	(0.00765)	(63.2%)

(*) As of December 31, 2020 and 2019 the average number of ordinary shares were 76,086,311,036 and 65,480,640,658, respectively

EBITDA:

EBITDA during the period which ended on December 31, 2020 reached US$ 3,154 million, which represents a US$ 841 million decrease, equivalent to a 21.1% decrease in comparison to the US$ 3,994 million EBITDA for the period which ended on December 31, 2019.

During the fourth quarter of 2020 Enel Américas´ EBITDA reached US$ 957 million, representing a US$ 66 million decrease as compared to the fourth quarter of 2019, equivalent to a 6.4% decrease.

The economic impact from the decline in demand due to the economic slowdown resulting from the COVID -19 effects for 2020 is estimated to be US$ 483 million at EBITDA level, of which US$ 63 million is attributable to Argentina, US$ 280 million to Brazil, US$ 76 million to Colombia and US$ 64 million to Peru.

8

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

The estimated impact on EBITDA for the fourth quarter is US$ 101 million, of which US$ 10 million is attributable to Argentina, US$ 49 million to Brazil, US$ 29 million to Colombia and US$ 13 million to Peru.

Operating revenues, operating costs, staff expenses and other costs by nature for the operations that determine our EBITDA, broken down for each business segment are presented below:

EBITDA FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT (million US$)	Accumulated figures				Quarterly figures
	FY 2020	FY 2019	Change	% Change	4Q 2020	4Q 2019	Change	% Change

Generation and Transmission businesses:
Argentina	231	436	(206)	(47.2%)	50	153	(103)	(67.2%)
Brazil	1,106	778	328	42.2%	664	204	460	225.1%
Colombia	1,159	1,247	(88)	(7.1%)	288	301	(13)	(4.2%)
Peru	505	596	(91)	(15.3%)	139	170	(30)	(17.8%)
Revenues Generation and Transmission businesses	3,001	3,057	(56)	(1.8%)	1,142	827	314	38.0%

Distribution business:
Argentina	801	1,347	(546)	(40.5%)	192	319	(127)	(39.7%)
Brazil	6,735	8,154	(1,419)	(17.4%)	1,895	2,138	(242)	(11.3%)
Colombia	1,547	1,665	(118)	(7.1%)	413	436	(23)	(5.3%)
Peru	887	950	(64)	(6.7%)	232	242	(10)	(4.0%)
Revenues Distribution business	9,970	12,116	(2,146)	(17.7%)	2,732	3,135	(402)	(12.8%)
Less: consolidation adjustments and other activities	(778)	(859)	81	(9.5%)	(202)	(224)	21	(9.6%)

Total consolidated Revenues Enel Américas	12,193	14,314	(2,121)	(14.8%)	3,672	3,738	(66)	(1.8%)

Generation and Transmission businesses:
Argentina	(19)	(130)	111	(85.3%)	(3)	(52)	49	(94.6%)
Brazil	(781)	(419)	(363)	86.6%	(526)	(125)	(401)	320.9%
Colombia	(413)	(466)	53	(11.4%)	(107)	(124)	18	(14.2%)
Peru	(162)	(204)	42	(20.6%)	(48)	(49)	1	(1.6%)
Procurement and Services Generation and Transmission businesses	(1,375)	(1,218)	(157)	12.9%	(683)	(350)	(334)	95.5%

Distribution business:
Argentina	(530)	(774)	243	(31.5%)	(108)	(205)	97	(47.2%)
Brazil	(4,938)	(5,820)	883	(15.2%)	(1,421)	(1,512)	91	(6.0%)
Colombia	(886)	(962)	76	(7.9%)	(237)	(245)	8	(3.1%)
Peru	(598)	(619)	21	(3.4%)	(160)	(160)	(1)	0.4%
Procurement and Services Distribution business	(6,952)	(8,175)	1,223	(15.0%)	(1,927)	(2,121)	194	(9.2%)
Less: consolidation adjustments and other activities	772	853	(81)	(9.5%)	197	214	(17)	(7.8%)

Total consolidated Procurement and Services Enel Américas	(7,556)	(8,541)	985	(11.5%)	(2,413)	(2,257)	(156)	6.9%

9

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

Continued:

EBITDA FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT	Accumulated figures				Quarterly figures
	FY 2020	FY 2019	Change	% Change	4Q 2020	4Q 2019	Change	% Change

Generation and Transmission businesses:
Argentina	(30)	(33)	3	(10.0%)	(8)	(10)	2	(16.5%)
Brazil	(13)	(16)	3	(19.3%)	(3)	(4)	1	(17.3%)
Colombia	(29)	(29)	0	(0.7%)	(9)	(8)	(1)	13.2%
Peru	(26)	(25)	(1)	3.0%	(6)	(6)	(0)	5.1%
Personnel Expenses Generation and Transmission businesses	(97)	(104)	7	(6.5%)	(26)	(27)	1	(3.3%)

Distribution business:
Argentina	(93)	(118)	25	(21.2%)	(26)	(36)	11	(29.2%)
Brazil	(131)	(312)	181	(58.0%)	42	(62)	104	(166.6%)
Colombia	(50)	(42)	(8)	20.3%	(19)	(10)	(9)	91.6%
Peru	(25)	(27)	2	(8.0%)	(6)	(7)	0	(3.1%)
Personnel Expenses Distribution business	(299)	(500)	200	(40.1%)	(10)	(115)	106	(91.7%)
Less: consolidation adjustments and other activities	(21)	(25)	3	(12.3%)	(5)	(5)	(0)	4.2%

Total consolidated Personnel Expenses Enel Américas	(418)	(628)	210	(33.5%)	(41)	(147)	106	(72.2%)

Generation and Transmission businesses:
Argentina	(41)	(28)	(13)	46.3%	(14)	(8)	(6)	79.5%
Brazil	(15)	(22)	7	(33.0%)	(5)	(5)	1	(10.9%)
Colombia	(45)	(42)	(2)	5.8%	(12)	(13)	1	(5.5%)
Peru	(45)	(44)	(1)	2.1%	(13)	(13)	(0)	3.9%
Other Expenses Generation and Transmission businesses	(146)	(137)	(9)	6.7%	(44)	(38)	(5)	13.6%

Distribution business:
Argentina	(128)	(147)	19	(13.0%)	(36)	(42)	7	(15.8%)
Brazil	(579)	(639)	60	(9.3%)	(129)	(167)	38	(22.7%)
Colombia	(104)	(105)	1	(1.1%)	(28)	(28)	0	(0.4%)
Peru	(49)	(47)	(2)	4.5%	(13)	(14)	0	(1.5%)
Other Expenses Distribution business	(860)	(938)	78	(8.3%)	(206)	(251)	45	(17.9%)
Less: consolidation adjustments and other activities	(60)	(77)	17	(22.0%)	(12)	(23)	11	(48.8%)

Total consolidated Other Expenses Enel Américas	(1,065)	(1,151)	85	(7.4%)	(261)	(312)	51	(16.3%)

EBITDA

Generation and Transmission businesses:
Argentina	140	245	(105)	(42.8%)	25	84	(58)	(68.9%)
Brazil	297	321	(24)	(7.4%)	131	70	61	87.9%
Colombia	673	710	(37)	(5.1%)	161	155	6	3.8%
Peru	272	322	(50)	(15.4%)	72	102	(30)	(29.7%)
EBITDA Generation and Transmission businesses	1,383	1,598	(215)	(13.5%)	388	411	(23)	(5.5%)

Distribution business:
Argentina	50	307	(257)	(83.8%)	23	36	(13)	(35.7%)
Brazil	1,087	1,383	(295)	(21.4%)	387	397	(10)	(2.5%)
Colombia	507	557	(50)	(8.9%)	129	153	(24)	(15.6%)
Peru	215	257	(42)	(16.6%)	52	62	(11)	(16.2%)
EBITDA Distribution business	1,859	2,504	(645)	(25.8%)	590	648	(57)	(8.9%)
Less: consolidation adjustments and other activities	(87)	(107)	20	(19.3%)	(21)	(37)	15	(42.1%)

Total consolidated EBITDA Enel Américas	3,154	3,994	(841)	(21.1%)	957	1,023	(66)	(6.4%)

10

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

EBITDA OF THE GENERATION AND TRANSMISSION SEGMENT:

Argentina

ARGENTINA	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	FY 2020	FY 2019	Change	% Change	4Q 2020	4Q 2019	Change	% Change

Enel Generación Costanera	61	100	(39)	(39.0%)	6	22	(16)	(72.7%)
Enel Generación Chocón	36	58	(22)	(37.9%)	4	18	(14)	(77.8%)
Central Dock Sud	42	82	(40)	(48.8%)	14	41	(27)	(65.9%)
Enel Trading Argentina	1	4	(3)	(75.0%)	1	2	(1)	(50.0%)

EBITDA Generation Business	140	245	(105)	(42.8%)	25	84	(58)	(68.9%)

EBITDA accumulated as of December 31, 2020 of our generation segment in Argentina reached US$ 140 million, representing a US$ 105 million decrease compared to the same period of the previous year. The main variables, which explain this decrease, are described below:

Enel Generación Costanera S.A.: US$ 39 million lower EBITDA, mostly attributable to the conversion effects of the Argentine peso in relation to the US dollar and higher maintenance costs.

•	Operating revenues decreased US$ 101 million, or 47.1%, compared to the previous year. The decrease is mainly explained by: (i) US$ 46 million less in revenues due to the result of the devaluation of the Argentine peso against the US dollar; (ii) lower sales revenue from the previous year of US$ 61 million, as a result of Resolution No. 12/2019, applicable from 2020, which established that the company's own fuel supply should again be borne by Cammesa; and (iii) US$9 million less in revenues from lower Availability Contracts, a regulatory agreement that ended the previous year. This was partially offset by: (i) US$ 3 million in more in revenues for the implementation of new Resolution No. 31/2020, applicable as of February 2020, which established that energy and power values should be charged in Argentine pesos, using the exchange rate against US$ valid at the billing date; and (ii) US$ 12 million more in sale revenues as a result of increased physical sales of (+308 GWh) which includes increased rates of US$ 11 million.
•	Operating costs decreased by US$ 64 million which is explained mainly by: (i) US$ 59 million in lower gas consumptions as a result of the application of Resolution No. 12/2019, mentioned above;(ii) US$ 3 million due to lower variable costs in Cammesa as a result of lower market activity and (ii) US$ 2 million as a result of the devaluation of the Argentine peso.
•	Personnel costs decreased by US$ 2 million and are mainly explained by US$ 9 million lower costs as a result of the devaluation of the Argentine peso against the US dollar, offset by US$ 3 million of salary increases, mainly explained by recognition of inflation in salaries and social security burdens and US$ 4 million of lower labor activations compared to the previous year, due to lower levels of investment in 2020.
•	Other expenses by nature increased by US$ 4 million, mainly due to higher unscheduled maintenance costs of the combined cycle totaling US$ 14 million, offset by US$ 10 million as a result of the devaluation of the Argentine peso against the US dollar.
11

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

As to the fourth quarter of 2020, EBITDA of our Costanera subsidiary reached US$ 6 million, representing a decrease of US$ 16 million compared to the same quarter of 2019. The decrease is mainly explained by:

Lower operating revenues of US$ 36 million that is explained by: (i) US$ 16 million less in revenues as a result of the devaluation of the Argentine peso against the US dollar; and (ii) lower sales revenue compared to the previous year of US$ 21 million, as a result of the effects of Resolution No. 12/2019, mentioned above. The above was offset by higher sale revenues of US$ 1 million as a result of increased physical sales of (+564 GWh).

Lower operating costs of US$ 20 million mainly explained by: (i) US$ 16 million less in gas consumptions as a result of the application of Resolution No. 12/2019, referred to above; (ii) US$ 3 million due to lower variable costs of Cammesa for lower market activity; and (iii) US$ 1 million as a result the devaluation of the Argentine peso against the US dollar.

Enel Generación El Chocón: Lower EBITDA of US$ 22 million mainly due to lower revenues as a consequence of devaluation of Argentine Peso against US Dollar.

•	Enel Generación El Chocón operating revenues decreased by US$ 23 million in relation to the same period of last year, mostly because of lower conversion revenues of US$ 25 million, as a result of the devaluation of the Argentine peso against the US dollar, offset by US$ 2 million higher energy sales (+396 GWh)

•	Operating costs decreased by US$ 1 million compared to the same period of the previous year, as a result of the devaluation of the Argentine peso against the US dollar.

•	Staff expenses in Enel Generación El Chocón were in line with the same period of the year before.

•	Other expenses by nature in Enel Generación El Chocón were in line with the same period of the year before.

In relation to the fourth quarter of 2020, EBITDA of our subsidiary Chocón reached US$ 4 million, representing a US$ 14 million decrease as compared to the same quarter of 2019, mainly US$ 5 million from lower conversion revenues as a result of the devaluation of the Argentine peso against the US dollar, and less in revenues from lower physical sales in the quarter of (-27 GWh) totaling US$ 9 million, which incorporates the effects of the valuation of tariffs which reduces the price of generators by US$ 6 million.

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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

Central Dock Sud: Lower EBITDA of US$ 40 million mainly as a result of the devaluation of the Argentine peso in relation to the US dollar.

•                    Dock Sud’s operating revenues decreased by US$ 81 million as if December 2020 in comparison to December of the previous year, which is mainly explained by: (i) US$ 27 million less in revenues as a result of the devaluation of the Argentine peso against the US dollar; (ii) US$ 55 million less in revenue, mainly due to the effects of Resolution No. 12/2019, applicable in 2020, which established that the fuel supply is to be again borne by CAMMESA; and (iii) US$ 6 million less in revenues in compensation related to a claim in theTG-09 turbine recorded during the first half of 2019. This was partially offset by US$ 7 million higher energy sales (+223 GWh).

•                    Operating costs decreased by US$ 44 million compared to December of the previous year, mainly explained by: (i) lower gas consumption costs of US$ 41 million, as a result of the implementation of resolution No. 12/2019, mentioned above; and (ii) US$ 3 million lower costs as a result of the devaluation of the Argentine peso against the US dollar.

•                    Dock Sud’s staff expenses were in line with the same period of the year before.

•                    Dock Sud’s other expenses by nature increased by US$ 4 million, mainly because of (i) increased insurance costs of US$ 2 million and (ii) US$ 2 million more in maintenance costs.

As to the fourth quarter of 2020, EBITDA of our Central Dock Sud subsidiary reached US$ 14 million, representing a US$ 27 million decrease as compared with the same quarter in 2019. The above, mainly explained by; (i) US$ 8 million conversion effect of the Argentine peso to the US dollar; (ii) US$ 35 million less in energy sales mainly due to the effects of Resolution No. 12/2019 and lower physical sales (-105 GWh); and (iii) US$ 8 million lower other operating revenues mainly from the TG-09 turbine accident. This is offset by US$ 24 million less in operating costs due to a decrease in gas consumption, as a result of the above application.

13

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

Brazil:

BRAZIL	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	FY 2020	FY 2019	Change	% Change	4Q 2020	4Q 2019	Change	% Change

EGP Cachoeira Dourada	135	86	49	57.0%	80	16	64	400.0%
Enel Generación Fortaleza	62	114	(52)	(45.6%)	19	25	(6)	(24.0%)
EGP Voltra Grande	49	60	(11)	(18.3%)	20	17	3	17.7%
Enel Cien	46	61	(15)	(24.6%)	12	12	-	0.0%
Central Generadora Fotovoltaica Sao Francisco	5	-	5	100.0%	-	-	-	0.0%

EBITDA Generation and Transmission Businesses	297	321	(24)	(7.4%)	131	70	61	87.9%

EBITDA of our generation and transmission subsidiaries in Brazil totaled US$ 297 million in 2020 representing a US$ 24 million decrease in relation to the same period of the previous year. The main variables, by subsidiary, that explain this decrease are described below:

EGP Cachoeira Dourada S.A.: US$ 49 million lower EBITDA due to higher energy sales offset by the effects of the devaluation of the Brazilian real in relation to the US dollar.

•	Operating revenues increased by US$ 318 million or 64.3% as of December 2020 compared to the previous year. The increase is mainly explained by: US$ 568 million increase in energy sales of which: (i) US$ 649 million is explained by higher energy import from Argentina and Uruguay for commercialization from October 2020, which led to more energy for sale, generating a revenue increase, (ii) partially offset by US$ 81 million of lower physical sales to the regulated market (-3,230 GWh). This was partially offset by US$ 25 million less in revenue, as a result of the devaluation of the Brazilian real n relation to the US dollar.

•	Operating costs increased by US$ 272 million, or 68.8% as of December 2020, mainly explained by: (i) increased energy purchase to cover its marketing obligations of US$ 618 million partially offset by US$63 million of lower energy purchases (-3,520 GWh), for lower customer demand on the regulated market. This was offset by: (i) US$ 222 million for a lower conversion effect of the devaluation of the Brazilian real; and (ii) US$ 61 million positive impact due to the registration of the GSF (Generation Scaling Factor) agreement, which allowed renegotiation and the distribution of hydrological risk costs among system operators.

•	EGP Cachoeira Dourada’s staff expenses decreased by US$ 1 million as a result of the conversion effects of the Brazilian real in relation to the US dollar.

•   EGP Cachoeira Dourada’s other expenses by nature decreased by US$ 1 million as a result of the conversion effects of the Brazilian real in relation to the US dollar.

For the fourth quarter of 2020, EGP Cachoeira Dourada EBITDA reached US$ 80 million, representing a US$ 64 million increase compared to the same quarter of the previous year. This variation is mainly explained by: (i) increased energy sales totaling US$ 632 million for energy import operations from Argentina and Uruguay, generating an increase in revenue, partially offset by US$ 22 million attributable to lower physical sales (-625 GWh), due to a lower demand in the regulated market; and (ii) positive impact from the registration of the GSF agreement totaling US$ 61 million. This is partially offset by: (i)

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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

US$ 603 million increased energy purchases, mainly US$ 503 million for higher imports; and US$ 100 million higher purchases due to higher average purchase prices, the above despite lower physical purchases of (-628 GWh); and (ii) US$ 4 million related to the conversion effects stemming from the devaluation of the Brazilian real against the US dollar.

Enel Generación Fortaleza: US$ 52 million lower EBITDA mainly due to lower energy sales and due to the conversion effects of the Brazilian real

•        Enel Generación Fortaleza’s operating revenues decreased by US$ 122 million, mainly because of (i) lower energy sales of US$ 65 million from lower demand (-1,106 GWh) and (ii) US$ 57 million less in revenue from the conversion effects of the devaluation of the Brazilian real to the US dollar.

•        Operating costs decreased by US$ 65 million, mainly because of (i) US$ 37 million lower costs of the devaluation of the Brazilian real in relation to the US dollar; and (ii) US$ 24 million reduction in energy purchases (-190 GWh), explained by lower average purchase prices; and (iii) US$ 4 million less in gas consumption due to lower generation in 2020.

•        Enel Generación Fortaleza’s staff expenses decreased by US$ 1 million of the devaluation of the Brazilian real in relation to the US dollar.

•        Enel Generación Fortaleza’s other expenses by nature decreased by US$ 4 million mainly because of US$ 3 million lower costs for professional and legal services and US$ 1 million of the devaluation of the Brazilian real in relation to the US dollar.

For the fourth quarter of 2020, Enel Generación Fortaleza's EBITDA reached US$ 19 million, representing a US$ 6 million decrease compared to the same period of last year. This variation is mainly explained by: (i) US$ 5 million less from the conversion effect stemming from the devaluation of the Brazilian real against the US dollar; (ii) lower Provin profit income of US$ 7 million, due to lower generation; and (iii) a US$ 18 million increase in energy purchase mainly due to lower generation of (+587 GWh). This was partially offset by: (i) US$ 10 million more in revenues mainly due to increased physical sales for the period (+139 GWh), due to an increased demand; and (ii) US$ 14 million less in gas consumption due to lower power generation.

Enel Green Power Volta Grande: US$ 11 million lower EBITDA mainly due the effects of the devaluation of the Brazilian real in relation to the US dollar and lower energy sales.

•	EGP Volta Grande’s operating revenues decreased by US$ 44 million and are mainly explained by: (i) lower energy sales of US$ 25 million, retail marketing operation (-370 GWh); and (ii) US$ 19 million lower conversion effects of the devaluation of the Brazilian real against the US dollar.

•	EGP Volta Grande’s operating costs decreased US$ 32 million, due to lower energy purchases (-527 GWh) stemming from lower energy sales and increased own production.

15

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

•         EGP Volta Grande’s personnel expenses were in line with the same period of the year before.

•	EGP Volta Grande’s other expenses by nature decreased by US$ 1 million mainly from the conversion effects due to the Brazilian real devaluation against the US dollar.

EGP Volta Grande EBITDA for the fourth quarter of 2020 reached US$ 20 million, representing a US$ 3 million increase over the same period of the previous year, mainly explained by lower energy purchases (-189 GWh) totaling US$ 9 million, due to lower energy marketing, offset by US$ 6 million as a result of the conversion effects of the Brazilian real against the US dollar.

Enel Cien S.A.: Enel CIEN EBITDA reached US$ 46 million, representing a US$ 15 million decrease compared to the 2019 financial year, mainly explained by the lower conversion effect stemming from the devaluation of the Brazilian real against the US dollar.

For the fourth quarter of 2020, Enel CIEN EBITDA reached US$ 12 million, in line with the same quarter of last year.

16

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

Colombia:

COLOMBIA	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	FY 2020	FY 2019	Change	% Change	4Q 2020	4Q 2019	Change	% Change

Enel Emgesa	673	710	(37)	(5.1%)	161	155	6	3.8%

EBITDA Generation Business	673	710	(37)	(5.1%)	161	155	6	3.8%

Cumulative EBITDA as of December 31, 2020 in Emgesa, our generation subsidiary in Colombia, reached US$ 673 million, representing a US$ 37 million decrease as compared to December 2019. The main variables that explain this situation are described below:

•	Emgesa’s operating revenues decreased by US$ 88 million compared to the previous year. This decrease is mainly explained by: (i) US$ 142 million less in revenues as a result of the devaluation of the Colombian peso against the US dollar; (ii) US$ 2 million less in gas sales due to lower consumption related to COVID-19; and (iii) US$ 5 million lower operating revenues due to the termination of insurance compensation received in June 2019 from accidents in the El Quimbo hydroelectric plant. This was partially offset by: (i) a US$ 56 million operating improvement mainly from better average sales prices (caused by low hydrology in 2020) of US$ 111million, offset by US$ 55 million for lower physical sales (-837 GWh), due to lower unregulated market demand stemming from COVID-19; and (ii) US$ 5 million more in revenues related to the sales of carbon bonds.

•	Emgesa’s operating costs decreased by US$ 53 million composed mainly by: (i) US$ 51 million lower conversion effect of the devaluation of the Colombian peso; and (ii) a US$ 7 million decrease in energy purchases as a result of lower purchase price of US$ 27 million, offset by higher physical purchases of US$ 20 million (+320 GWh); and (iii) lower gas purchases totaling US$ 4 million mainly due to the decrease in customer consumption because of mandatory quarantines due to COVID-19. This was partially offset by US$ 4 million increased transport expenses and other variable provisions and services totaling US$ 5 million mainly due to the new contribution of the National Development Plan to regulatory bodies.

  Emgesa’s staff expenses were in line with last year’s results.

  Emgesa’s other expenses by nature increased by US$ 2 million in relation to December 2019, mainly explained by US$ 8 million in tax contingencies and US$ 6 million of the devaluation of the Colombian peso in relation to the US dollar.

In quarterly terms, EBITDA of our generation segment in Colombia totaled US$ 161 million in the fourth quarter of 2020, with a US$ 6 million increase as compared to the fourth quarter of 2019. This variation is mainly explained by: (i) US$ 5 million more in revenues related to the sale of certified carbon bonds; (ii) US$16 million lower energy purchases mainly due to lower average exchange prices of US$ 26 million, offset by higher physical purchases of US$ 10 million (+147 GWh); (iii) US$ 5 million lower cost of fuel consumption due to the decrease in thermal generation according to system requirements. This is partially offset by: (i) US$ 10 million less in conversion effects of the devaluation of the Colombian peso against the US dollar; (ii) US$ 3 million higher transportation costs; and (iii) US$ 5 million increased other variable

17

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

provisions and services mainly for the new contribution of the National Development Plan to regulatory bodies.

Peru

PERU	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	FY 2020	FY 2019	Change	% Change	4Q 2020	4Q 2019	Change	% Change

Enel Generación Perú	211	244	(33)	(13.5%)	57	80	(23)	(28.8%)
Enel Generación Piura	30	44	(14)	(31.8%)	7	11	(4)	(36.4%)
Chinango	31	34	(3)	(8.8%)	8	11	(3)	(27.3%)

EBITDA Generation Business	272	322	(50)	(15.4%)	72	102	(30)	(29.7%)

EBITDA of our generation subsidiaries in Peru reached US$ 272 million as of December 31, 2020, which represents a US$ 50 million decrease in relation to the previous year. The main variables that explain such a decrease are described below:

Enel Generación Perú S.A.(includes Chinango): (US$ 36 million lower EBITDA mainly due to the conversion effects of the new Peruvian Sol in relation to the US dollar and lower physical sales).

•         Operating revenues decreased by US$ 74 million in relation to the previous year. This decrease is mainly explained by: (i) US$ 42 million lower physical energy sales (-899 GWh); (ii) US$ 10 million less in revenue from the modifications to the over contracting agreement; and (iii) US$ 22 million less in revenue from the conversion effects of the devaluation of the new Peruvian sol against the US dollar.

•	Operating costs decreased by US$ 38 million as of December 31, 2020, mainly as a result of: (i) US$ 11 million lower energy purchases (- 419 GWh), explained by a lower marginal cost; (ii) US$ 8 million less in gas consumption , due to lower production in thermal power plants; (iii) US$ 12 million lower gas transport and distribution costs for the reduction of Take or Pay levels with suppliers and (iv) US$ 7 million lower costs due to the conversion effects of the devaluation of the new sol in relation to the US dollar

  Personnel expenses of our generation subsidiaries in Peru were in line with the same period of last year.

  Other expenses by nature of the generation subsidiaries in Peru were in line with the same period of last year.

EBITDA for the fourth quarter of 2020 of Enel Generación Peru (including Chinango) reached US$ 65 million, representing a US$ 26 million decrease as compared to the same quarter of the previous year. This variation is mainly explained by: (i) US$12 million less in revenue from the modifications to the over contracting agreement; (i) US$ 6 million lower sale revenue mainly due to lower physical sales of (-206 GWh); (iii) US$ 4 million higher fuel consumption due to higher production of thermal power plants; and (iv) US$ 4 million from the conversion effect of the devaluation of the new Peruvian sol against the US dollar.

18

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

Enel Generación Piura S.A.: (US$ 14 million lower EBITDA mainly attributable to lower gas sales).

•         Operating revenues decreased by US$ 18 million compared to the same period of the previous year. This decrease is mainly explained by: (i) US$ 15 million less in revenues from lower gas sales and (ii) US$ 3 million from lower conversion income of the devaluation of the new Peruvian sol in relation to the US dollar.

•	Operating costs decreased by US$ 4 million, as of December 2020, mainly as a result of lower gas consumption of US$ 3 million, due to lower production of thermal powerplants, explained by lower demand and US$ 1 million from conversion effects of the devaluation of the new Peruvian sol in relation to the US dollar.

  Personnel expenses were in line with the same period of last year.

  Other expenses by nature were in line with the same period of last year.

EBITDA for the fourth quarter of 2020 of Enel Generación Piura reached US$ 7 million, representing a US$ 4 million decrease compared to the same quarter of the previous year. This is mainly explained by less in revenues in other sales of US$ 3 million due to lower gas sales and US$ 1 million related to the conversion effects of the devaluation of the new Peruvian sol in relation to the US dollar.

19

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

DISTRIBUTION SEGMENT EBITDA:

Argentina:

ARGENTINA	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	FY 2020	FY 2019	Change	% Change	4Q 2020	4Q 2019	Change	% Change

Edesur	50	307	(257)	(83.8%)	23	36	(13)	(35.7%)

EBITDA Distribution Business	50	307	(257)	(83.8%)	23	36	(13)	(35.7%)

EBITDA of our distribution subsidiary in Argentina, Empresa Distribuidora Sur (Edesur) reached US$ 50 million for the period ended on December 31, 2020, representing a US$ 257 million decrease as compared to the same period of the previous year. The main variables, which explain this decrease are described below:

•	Operating revenues decreased by US$ 546 million as of December 2020, which is mainly explained by: (i) US$ 203 million less in revenues as a result of the regulatory agreement signed between Edesur and the Argentine National State in 2019, which ended outstanding reciprocal claims arising in the 2006-2016 transition period; (ii) US$ 51 million less income from inflation adjustments compared to 2019 from the application of IAS 29; and (iii) US$ 324 million less in revenues attributable to the conversion effect, as a result of the devaluation of the Argentine peso against the US dollar. This was partially offset by: (i) US$ 14 million more from better average sales prices due to inflation by US$ 62 million, despite lower physical sales of (-910 GWh) by US$ 48 million, mainly as a result of COVID-19; and (ii) US$ 18 million more revenues from the new 2020 framework agreement between the National Electricity Regulatory Body (ENRE) and the Edenor and Edesur, to allocate funds for works to improve electricity service and the status of distribution networks to the popular neighborhoods of greater Buenos Aires.

•	Edesur’s operating costs decreased by US$ 243 million mainly explained by (i) a US$ 214 million decrease as a result of the devaluation of the Argentine peso against the US dollar; and (ii) a US$ 27 million decrease in the cost of energy purchases mainly by lower market purchase prices; and (iii) a US$ 10 million decrease in other supply rates, explained by lower rental expenses of generator sets. This was partially offset by US$ 8 million in higher transportation costs due to increased service prices in line with inflation.

•	Edesur’s personnel expenses decreased by US$ 26 million mainly explained by: (i) US$ 38 million less in expenses due to lower conversion effects, as a result of the devaluation of the Argentine peso against the US dollar; and (ii) US$ 15 million lower spending on retirement and pension plans and legal disputes. This was partially offset by US$ 27 million in salary increases, mainly explained by the recognition of inflation in salary and social security burdens.

•	Edesur’s other expenses by nature decreased by US$ 19 million mainly explained by lower effects due to the US$ 51 million devaluation of the Argentine peso, offset by higher costs for maintenance, services and network renewal and others totaling US$ 30 million and US$ 2 million for the purchase of safety and hygiene elements linked to COVID.
20

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

For the fourth quarter of 2020, EBITDA of our distribution segment in Argentina reached US$ 23 million, representing a US$ 13 million decrease as of compared to the same quarter of the previous year. This is mainly explained by: (i) US$ 14 million lower energy sale revenues, mainly due to lower physical energy sales (-277 GWh), explained primarily by COVID-19; (ii) US$ 20 million lower income from inflation adjustment effects due to the application of IAS 29; (iii) US$ 5 million increased personnel costs, mainly due to salary increases; (iv) US$ 15 million increased other expenses by nature mainly due to higher costs for maintenance and network renewal services and others. This was partially offset by: (i) a US$ 17 million decrease in the cost of energy purchases related to US$ 19 million less in purchase prices offset by US$ 2 million higher physical purchase (+72 GWh); (ii) a US$ 6 million decrease in other variable provisions and services mainly due to a US$ 3 million decrease in generator set rental costs and US$ 3 million in taxes on banking transactions and fines for quality services; and (iii) US$ 18 million more in revenues due to the new 2020 framework agreement between ENRE and Edenor and Edesur as mentioned above.

ARGENTINA
Subsidiaries	Energy Losses (%)			Clients (million)
	December 2020	December 2019	% Change	December 2020	December 2019	% Change

Edesur	18.9%	15.5%	21.9%	2.51	2.49	0.7%

Total Distribution Business	18.9%	15.5%	21.9%	2.51	2.49	0.7%

21

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

Brazil:

BRAZIL	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	FY 2020	FY 2019	Change	% Change	4Q 2020	4Q 2019	Change	% Change

Enel Distribución Río	200	300	(100)	(33.3%)	54	84	(30)	(35.7%)
Enel Distribución Ceará	168	224	(56)	(25.0%)	47	82	(35)	(42.7%)
Enel Distribución Goiás	168	220	(52)	(23.6%)	65	30	35	116.7%
Enel Distribución Sao Paulo	552	639	(87)	(13.6%)	220	201	19	9.5%

EBITDA Distribution Business	1,087	1,383	(295)	(21.4%)	387	397	(10)	(2.5%)

Cumulative EBITDA as of December 31, 2020 of our distribution subsidiaries in Brazil reached US$ 1,087 million representing a US$ 295 million decrease as compared to the same period of the previous year. The main variables that explain this decrease are described below:

Enel Distribución Río S.A.: US$ 100 million lower EBITDA mostly attributable to the effects of the devaluation of the Brazilian real in relation to the US dollar and lower physical sales.

•         Enel Distribución Rio’s operating revenue decreased by US$ 294 million or 19.4% as of December 2020, mainly explained by (i) US$ 378 million less in revenues as a result of the conversion effects of the devaluation of the Brazilian real in relation to the US dollar. This was partially offset by (i) US$ 55 million more in revenues from energy sales, mainly from higher average sale prices, due to US$ 98 million inflation adjustment effect, partially offset by US$ 43 million lower physical energy volume (-340 GWh) as a result of the COVID pandemic-19; (ii) increased other operating revenues, which went up by US$ 29 million, explained by higher construction revenues from the application of IFRIC 12 "Service Grant Agreements" (hereinafter "IFRIC 12").

•         Enel Distribución Rio’s operating costs decreased by US$ 160 million or 15.5% in relation to December 2019 explained mainly by: (i) US$ 296 million in lower costs as a result of the conversion effects of the devaluation of the Brazilian real; and (ii) US$ 34 million in higher energy consumption explained by US $ 98 million higher prices related to a higher adjustment for inflation. The above was offset by (i) a US$ 64 million increase for higher energy purchases (+506 GWh), (ii) a US$ 37 million increase in other variable supplies and services due to US$ 29 million construction costs related to the application of IFRIC 12 and a US$ 8 million contingency effect related to the PIS and Cofins taxes registered in 2019 and (ii) US$ 38 million higher costs of energy transport due to higher fees for network use.

•	Personnel expenses decreased by US$ 6 million due mainly to the lower conversion effects caused by the devaluation of the Brazilian real against the US dollar of US$ 7 million and US$ 1million lower staffing costs.

•	Other expenses by nature decreased by US$ 28 million due mainly to US$ 39 million lower conversion effects stemming from the devaluation of the Brazilian real in relation to the US dollar offset by US$ 11 million from higher operation and commercial costs.
22

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

EBITDA for the fourth quarter of 2020 of our subsidiary Enel Distribución Río reached US$ 54 million, representing a US$ 30 million decrease as compared to the same quarter of the previous year. This variation is mainly explained by: (i) US$ 18 million conversion effect of the devaluation of the Brazilian real; (ii) US$ 15 million more in transportation costs due to higher rate in network use; (iii) a US$ 56 million increase in the cost of energy purchases explained by US$ 34 million increased physical energy purchase and a US$ 22 million increase in prices due to inflation; (iv) US$ 5 million higher personnel costs mainly explained by higher salaries offset by higher capitalization; (v) a US$ 10 million increase in other expenses by nature mainly explained by increased technical operations; (vi) US$ 5 million lower fine revenue for arrears from commercial customers and (vii) US$ 14 million less from energy toll revenue from unregulated customers in the local market. This was partially offset by US$ 93 million more in revenues from energy sales mainly due to higher energy volume of US$ 52 million (+114 GWh), as a result of the US$ 41 million economic recovery and higher average prices due to a further adjustment by inflation.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	December 2020	December 2019	% Change	December 2020	December 2019	% Change

Enel Distribución Río	22.1%	21.0%	5.2%	2.95	2.94	0.3%

Enel Distribución Ceará S.A.: US$ 56 million lower EBITDA mainly due to the effects of the devaluation of the Brazilian real in relation to the US dollar

  Enel Distribución Ceará’s operating revenue decreased by US$ 231 million or 16.8% as of December 2020, explained mainly by US$ 355million, as a result of conversion effects of the devaluation of the Brazilian real against the US dollar. This was partially offset by: (i) US$ 58 million increase in energy sales mainly due to higher tariff prices as compared to the previous year, US$ 92 million, offset by lower physical sales (-331 GWh) of US$ 34 million; (ii) a US$ 61 million increase in construction revenue due to the application of IFRS 12; and (iii) a US$ 5 million increase in other service services due to energy tolls for unregulated customers in the local market stemming from due to increased network usage.

•         Enel Distribución Ceará’s operating costs decreased by US$ 157 million in relation to December 2019 and are mainly explained by US$ 259 million, as a result of the conversion effects of the devaluation of the Brazilian real. This was partially offset by: (i) a US$ 23 million increase in energy purchases as a result of higher average purchase prices of US$ 58 million, due to inflation adjustment, offset by a US$ 35 million decrease in physical energy purchases (-83 GWh); (ii) a US$ 61 million increase in other variable procurements and services due to construction costs related to IFRS 12; and (iii) a US$ 18 million increase in transportation cost explained by higher network usage fee.

•	Personnel expenses decreased by US$ 9 million compared to December 2019, mainly due to US$10 million from the conversion effects related to the devaluation of the Brazilian real against the US dollar of.

•         Other expenses by nature decreased by US$ 8 million compared to 2019, mainly due to US$ 33 million lower conversion effects of the devaluation of the Brazilian real offset by: (i) a US$ 12 million increase in maintenance service due to atypical weather conditions in the region that put service quality at risk; (ii) US$ 5 million external pandemic-related information campaigns; (iii) US$ 6 million higher technical service expenses ; and (iv) US$ 2 million higher expenses associated with insurance.

23

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

EBITDA for the fourth quarter of 2020 of our subsidiary Enel Distribución Ceará US$ 47 million, representing a US$ 35 million decrease as compared to the same quarter of the previous year. This variation is mainly explained by: (i) US$ 16 million from the conversion effect of the devaluation of the Brazilian real; (ii) US$ 2 million lower energy sale revenues mainly due to US$ 4 million from lower average sales prices for inflation adjustment effect, offset by US$ 2 million higher volume of energy sales (+21 GWh); (iii) US$ 42 million higher energy purchases mainly US$ 27 million for increased purchases and higher average prices due to inflation adjustment of US$ 15 million; (iv) a US$ 7 million increase in transportation costs due to higher network usage tariffs; (v) a US$ 3 million increase in personnel expenses mainly explained by higher non-recurring personnel expenses as per agreement that affected the headcount value; and (vi) US$ 5 million other expenses by nature mainly US$ 3 million because of atypical weather conditions in the region that put service quality at risk and greater technical services of US$ 2 million. The above partially offset by; (i) a US$ 35 million increase in other services for higher energy toll revenue, due to increased network usage; and (ii) US$ 5 million from other operating revenues mainly from higher fines for non-payment or late payment.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	December 2020	December 2019	% Change	December 2020	December 2019	% Change

Enel Distribución Ceará	15.9%	13.9%	14.4%	4.01	3.96	1.4%

Enel Distribución Goiás: US$ 52 million lower EBITDA mainly by the devaluation of the Brazilian real in relation to the US dollar.

  Operating revenues in Enel Distribución Goiás decreased by US$ 152 million or 9.9% as of December 2020 and is mainly explained by US$ 431 million less in revenues as a result of the conversion effects of the devaluation of the Brazilian real in relation to the US dollar. This was partially offset by (i) a US$ 123 million increase in energy sales, mainly explained by higher physical sales (+104 GWh) by US$ 10 million, lower service quality fines by US$ 28 million, and higher revenues by US$ 85 million due to the amount recognized by higher rates; (ii) a US$ 134 million increase in other revenues due to the application of IFRIC 12 and partially offset by US$ 8 million less in revenue from fines from customers; and (iii) US$ 22 million higher toll revenue due to rate adjustment from free customers.

  Operating costs decreased by US$ 73 million, mainly explained by US$ 318 million less in revenues as a result of the conversion effects of the devaluation of the Brazilian real in relation to the US dollar. The above was partially offset by (i) US$ 38 million in higher transport costs for higher network usage rate, (ii) higher cost per energy purchase of US$ 66 million, for higher average prices; and (iii) US$ 141 million in higher other variable supplies and services which correspond mainly to lower construction costs due to the application of IFRIC 12.

24

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

•	Personnel expenses decreased by US$ 16 million explained by: (i) US$ 7 million lower conversion effect of the devaluation of the Brazilian real; and (ii) a US$ 9 million decrease in personnel expenses explained by fewer staff members and lower overtime expenses resulting from COVID-19; US$ 4 million increase in the activation of personnel expenses, and US$ 5 million higher investments to improve service quality.

  Other expenses by nature decreased by US$ 11 million explained by US$ 54 million lower conversion effects of the devaluation of the Brazilian real. This was partially offset by: (i) US$ 32 million higher maintenance and conservation costs for electrical installations, meter reading services, customer service and other related ones; (ii) US$ 8 million higher costs for fines and quality-of-service contingencies; and (iii) US$ 3 million higher expenses explained by other marketing activities and customer-related virtual channels.

EBITDA for the fourth quarter of 2020 of our subsidiary Enel Distribución Goiás reached US$ 65 million, representing a US$ 35 million increase as compared to the same quarter of the previous year. This variation is mainly explained by: (i) a US$ 9.8 million increase in energy sales of (+176 GWh) mainly explained by increased tariff for sale of energy due to higher inflation adjustment; and (ii) US$23 million less in expenses by nature, mainly explained by lower operating maintenance costs for Task Force Project 2019 mainly incurred in the last quarter of 2019. The above was partially offset by: (i) US$ 54 million more in energy purchase expenses of due to higher average prices; (ii) US$ 15 million higher transportation costs from higher network usage rate; and (iii) US$ 17 million conversion effect of the devaluation of the Brazilian real.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	December 2020	December 2019	% Change	December 2020	December 2019	% Change

Enel Distribución Goiás	11.4%	11.6%	(1.7%)	3.21	3.11	3.0%

Enel Distribución Sao Paulo (former Eletropaulo), lower EBITDA of US$ 87 million, mainly of the devaluation of the Brazilian real against the US dollar despite increased physical sales and the positive effect of voluntary migration by employees to a defined contribution plan.

•   Operating revenues in Enel Distribución Sao Paulo decreased by US$ 741 million, compared to the same period of the previous year. The main variations are explained below: (i) US$ 954 million in less in revenues due to the conversion effects stemming from the devaluation of the Brazilian real in relation to the US dollar. This is partially offset by (i) higher energy sales revenues of US$ 90 million, as a result of US$ 368 million average sales price increase despite lower physical sales of (-2.798 GWh) totaling US$278 million, due to the impacts of COVID-19, (ii) US$ 67 million increase in other services due to increased average sale prices for toll services; and (iii) US$ 56 million higher operating revenues due to higher construction revenues from the application of IFRS 12.

•   Operating costs decreased by US$ 403 million, compared to December 2019 and are mainly explained by: US$ 682 million, as a result of the conversion effects of the devaluation of the Brazilian real against the US dollar. This was partially offset by: (i) US$ 86 million higher energy purchases as a result of lower hydrology and greater purchases from thermal companies due to higher prices in the last quarter of 2020; (ii) US$ 47 higher transportation costs million due to increased network usage tariffs; and (iii) a US$ 56 million increase in variable supply and services due to construction costs due to the application of IFRS 12.

25

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

•   Personnel expenses decreased by US$ 149 million compared to December 2019, mainly because of : (i).US$ 43 million as a result of the conversion effects by the devaluation of the Brazilian real against the US dollar; (ii) US$ 89 million attributable to the effects of voluntary migration by employees to a defined contribution plan; (iii) US$ 4 million due to increased activation of personnel expenses, by increasing investment in projects to improve service quality; and (iv) US$13 million for less in expenses due to increased efficiency and digitization of processes.

•	Other expenses by nature decreased by US$ 13 million compared to December 2019, mainly of the devaluation of the Brazilian real totaling US$ 52 million, offset by (i) a US$ 40 million increase mainly for third-party service costs for lines and networks maintenance and other technical services.

EBITDA for the fourth quarter of 2020 of Enel Distribución Sao Paulo reached US$ 220 million, representing a US$ 19 million increase as compared to the same quarter of the previous year. This variation is mainly explained by: (i) US$ 123 million increase in energy sales due to average sale price increases, despite lower physical sales of (-217 GWh), mainly due to COVID-19 impacts; (ii) a US$ 26 million increase other services due to increased average sales prices for toll services; and (iii) US$ 99 million less in personnel expenses mainly explained by US$ 89 million attributable to the effects of voluntary employee contribution to a specific contribution plan; US$ 4 million less in expenses due to increased activation of personnel expenses, by increased investment in projects to improve service quality; and lower costs of US$ 6 million due to increased efficiency and digitization of processes. This was partially offset by: (i) US$ 77 million conversion effect of the devaluation of the Brazilian real; (ii) US$ 121 higher energy purchases mainly as a result of lower hydrology and for greater purchases from thermal companies due to higher prices; (iii) US$ 19 million higher transportation costs due to increased network usage tariffs; and (iv) a US$ 12 million increase in other expenses by nature mainly for third-party services for line and network maintenance and other technical services.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	December 2020	December 2019	% Change	December 2020	December 2019	% Change

Enel Distribución Sao Paulo	10.6%	9.6%	10.4%	7.90	7.78	1.5%

26

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

Colombia:

COLOMBIA	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	FY 2020	FY 2019	Change	% Change	4Q 2020	4Q 2019	Change	% Change

Enel Codensa	507	557	(50)	(8.9%)	129	153	(24)	(15.6%)

EBITDA Distribution Business	507	557	(50)	(8.9%)	129	153	(24)	(15.6%)

EBITDA of our subsidiary Codensa in Colombia reached US$ 507 million on December 31, 2020 which represents a US$ 50 million decrease in relation to the previous year. The main variables that explain such increase are described below:

Codensa S.A.: US$ 50 million lower EBITDA mostly explained by the devaluation of the Colombian peso in relation to the US dollar.

•	Operating revenues in Codensa decreased by US$ 118 million, in relation to the same period of last year mainly accounted by US$ 194 million of lower conversion effects of the devaluation of the Colombian peso in relation to the US dollar. This was partially offset by (i). a US$ 44 million increase due to higher investment recognition income in 2019, paid at higher rates due to higher regulatory asset base; (ii) US$ 6 million for better average sale price, all despite lower physical sales of (-473 GWh), due to COVID-19 impact; (iii) a US$ 6 million increase in revenue from Management, Operation and Maintenance (AOM), for loss management according to new CREG 189resolution in December, 2019; (iv) a US$ 11 million increase mainly due to improved credit card margin in November 2019 thanks to the start of the new Open Book model with Colpatria; and (v) a US$ 3 million fee increase from the collection of municipal cleaning charges in customer invoices ; and (vi) US$ 6 million other revenues from electrical works and other businesses.

•	Operating costs decreased by US$ 76 million as if December 2020 and are mainly explained by US$ 111 million from lower conversion effects of the devaluation of the Colombian peso against the US dollar. This was partially offset by (i) a US$10 million increase in energy purchases, mainly due to higher average energy prices, due to low water reserves in the first half of 2020; (ii) a US$ 17 million increase in energy transport costs caused by the entry of new construction units into the national transmission system (STN); and (iii) US$ 8 million, for higher costs of other provisions and services mainly for contributions to regulatory bodies, higher taxes, line connections and maintenance charges.

•	Personnel expenses increased by US$ 8 million and are mainly explained by (i) the US$ 11 million Transition Fund for employee benefits and (ii) US$ 3 million in increased salary adjustment expenses and additional benefits under the Collective Agreement. Partially offset by the US$ 6 million devaluation of the Colombian peso against the US dollar.

•	Other expenses by nature decreased by US$ 1 million, mainly due to US$ 13 million from the conversion effects stemming from the devaluation of the Colombian peso against the US dollar offset by US$ 12 million mainly from third party service costs for line and network maintenance and other services.

27

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

In quarterly terms, the EBITDA of our distribution segment in Colombia totaled US$129 million in the fourth quarter of 2020, recording a decrease of US$24 million compared to the fourth quarter of 2019, mainly explained by: (i) US$ 8 million devaluation of the Colombian peso against the US dollar; (ii) a US$ 7 million increase in energy purchases, mainly caused by higher average energy prices; (iii) US$ 5 million less in revenue mainly as a result of the collaboration contract with Colpatria "Open Book"; and (iv) a US$ 11 million increase in staff spending mainly from the provision of the Transiten Fund. This was partially offset by: a US$ 7 million increase in energy sale revenue explained by increased physical sales per (+31 GWh) and better average sale price.

COLOMBIA
Subsidiaries	Energy Losses (%)			Clients (million)
	December 2020	December 2019	% Change	December 2020	December 2019	% Change

Enel Codensa	7.6%	7.7%	(1.3%)	3.62	3.53	2.5%

Total Distribution Business	7.6%	7.7%	(1.3%)	3.62	3.53	2.5%

Peru:

PERU	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	FY 2020	FY 2019	Change	% Change	4Q 2020	4Q 2019	Change	% Change

Enel Distribución Perú	215	257	(42)	(16.6%)	52	62	(11)	(15.2%)

EBITDA Distribution Business	215	257	(42)	(16.6%)	52	62	(11)	(15.2%)

EBITDA of our subsidiary Enel Distribución Peru reached US$ 215 million as of December 31, 2020, representing a US$ 42 million decrease as compared to the same period of the previous year. The variables that explain this decrease are detailed below:

•         Operating revenues in Enel Distribución Peru decreased by US$ 64 million mainly explained by (i) US$ 42 million from lower conversion effects, of the devaluation of the new Peruvian sol against the US dollar; (ii) US$ 19 million lower energy sales explained by a decrease in physical sales (-633 GWh), equivalent to US$ 88 million, for lower energy consumption due to the COVID-19health emergency offset by a US$ 69 million increase in average energy prices due to energy power billing; and (iii) US$ 3 million less in revenues due to traditional businesses such as: connections, complementary services as well as in retail activities and lower contributions to regulating bodies. .

•         Operating costs decreased by US$ 20 million, mainly explained by: US$ 27 million for lower conversion effects from the devaluation of the new Peruvian sol. This was partially offset by US$ 7 million in higher energy purchases mainly explained by higher energy purchases resulting from the increase in the average purchase price due to the upgrade of energy purchase indexers totaling US$ 52 million, partially offset by lower physical energy purchases of US$ 45 million (-609 GWh), due to the COVID-19health emergency.

•         Enel Distribución Peru's personnel expenses decreased by US$ 2 million due to the conversion effects linked to the devaluation of the new Peruvian sol.

28

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

  Enel Distribución Peru's other expenses by nature increased by US$ 2 million, mainly due to higher fixed operating and maintenance services costs of US$ 4 million, offset by US$ 2 million conversion effect of the devaluation of the new Peruvian sol against the US dollar.

EBITDA for the fourth quarter of 2020 of our distribution subsidiary in Peru reached US$ 52 million, representing a US$ 11 million decrease as compared to the same quarter of the previous year. This variation is mainly explained by: (i) US$ 4 million from lower conversion effects of the devaluation of the new Peruvian sol against the US dollar; and (ii) a US$ 10 million increase in energy purchases due to average energy purchase price of US$ 14 million, offset by lower physical energy purchases of US$ 4 million (-59.2 GWh), due to the COVID-19health emergency. This was partially offset by: (i) US$ 2 million more in revenue from energy sales mainly due to the increase in the average price of energy sale; and (ii) US$ 3 million more in revenue from other services, mainly greater recognition of network movement for the Espejo Chillón works.

PERU
Subsidiaries	Energy Losses (%)			Clients (million)
	December 2020	December 2019	% Change	December 2020	December 2019	% Change

Enel Distribución Perú	8.8%	8.2%	7.3%	1.46	1.43	1.5%

Total Distribution Business	8.8%	8.2%	7.3%	1.46	1.43	1.5%

29

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

Depreciation, Amortization, Impairment

Below we present a summary of EBITDA, Depreciation, Amortization and Impairment Expenses, and EBIT for Enel Américas Group´s subsidiaries in quarterly and cumulative terms as of December 31, 2020 and 2019.

Segment	Accumulated figures (million US$)
	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	FY 2020			FY 2019

Generation and Transmission:
Argentina	140	(87)	53	245	(90)	155
Brazil	297	(24)	273	321	(33)	288
Colombia	673	(67)	606	710	(74)	636
Peru	272	(64)	208	322	(67)	255
Total Generation and Transmission	1,383	(241)	1,141	1,597	(264)	1,333

Distribution:
Argentina	50	(118)	(68)	307	(96)	211
Brazil	1,087	(533)	554	1,383	(677)	706
Colombia	507	(132)	375	557	(126)	431
Peru	215	(72)	143	257	(61)	196
Total Distribution	1,859	(855)	1,004	2,504	(960)	1,544
Less: consolidation adjustments and other activities	(87)	(4)	(91)	(107)	(3)	(111)

Total Consolidated Enel Américas	3,154	(1,100)	2,053	3,993	(1,227)	2,767

Segment	Quarterly figures (million US$)
	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	4Q 2020			4Q 2019

Generation and Transmission:
Argentina	25	(19)	6	84	(30)	54
Brazil	131	(5)	126	70	(8)	62
Colombia	161	(18)	143	155	(19)	136
Peru	72	(18)	54	102	(17)	85
Total Generation and Transmission	388	(60)	328	411	(74)	337

Distribution:
Argentina	23	(51)	(28)	36	(27)	9
Brazil	387	(127)	260	397	(270)	127
Colombia	129	(28)	101	153	(26)	127
Peru	52	(21)	31	62	(15)	47
Total Distribution	590	(227)	363	648	(338)	310
Less: consolidation adjustments and other activities	(21)	(1)	(22)	(37)	(3)	(40)

Total Consolidated Enel Américas	957	(288)	670	1,023	(416)	608

Depreciation, amortization, and impairment reached US$ 1,100 million for period ended on December 31, 2020, with a US$ 127 million decrease. This variation is mainly explained by:

o	Depreciation and amortization totaled US$ 858 million, a decrease of US$ 90 million compared to December 2019. This is mainly explained by: (i) US$ 42 million in Enel Distribución Sao Paulo mainly due to the US$ 49 million conversion effects of the devaluation of the Brazilian real, offset by higher depreciations of US$ 7 million, due to greater investments during the period; (ii) US$ 21 million in Enel Distribución Rio, mainly due to US$ 25 million from the conversion effects of the devaluation of the Brazilian real and offset by higher depreciations of US$ 4 million; (iii) US$ 14 million in Distribución Goias, mainly due to the conversion effects of the devaluation of the Brazilian real totaling US$ 20 million, offset by US$ 6 million in higher depreciations due to higher activations; and (iv) US$ 8 million in Enel Distribución Ceará mainly due to US$ 18 million from the conversion effects of devaluation of the Brazilian real offset by US$ 10 million higher depreciations due to greater activations.
30

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

At the same time, impairment losses due to the application of IFRS 9, on financial assets, totaled US$ 242 million as of December 2020, which represents a US$ 37 million decrease from 2019, which is mainly explained by: (i) US$ 92 million in Enel Distribución Goiás a decrease stemming from the fact that in 2019 there was a deterioration associated with accounts receivable to the state of Goiás, concerning the Goiás Distribution Contribution Fund (FUNAC); and (ii) US$ 54 million mainly for the conversion effects of functional currencies with respect to the US dollar for. This was offset by a higher accumulated debt as a result of COVID-19, highlighting the following: US$ 39 million in Enel Distribución Rio, US$ 28 million in Enel Distribución Ceará, US$ 20 million in Enel Distribución Sao Paulo, US$ 11 million in Codensa and US$ 10 million in Enel Distribución Peru.

In relation to the fourth quarter of 2020, depreciation, amortization, and impairment reached US$ 288 million, recording a US$ 128 million decrease as compared to the same quarter in 2019. This variation is mainly explained by:

A US$ 55 million decrease in depreciation and amortization mainly from: the conversion effects of functional currencies in the countries in which we operate, mainly in subsidiaries in Brazil for US$ 32 million and in Argentina for US$ 18 million.

Similarly, impairments recognized by IFRS 9 decreased by US$ 73 million, mainly from distribution subsidiaries in the different countries where the group is present, detailed as:(i) a US$ 92 million decrease in Enel Distribución Goiás, mainly due to the provision of accounts receivable accounted for in 2019, associated with the Goiás Distribution Contribution Fund (FUNAC); and (i) US$ 26 million conversion effect for the devaluation of the Brazilian real and the Argentine peso against the US dollar. The above was offset by an increase in receivables in Enel Distribution Rio of US$ 26 million; and US$ 18 million in Edesur, both for COVID-19 effects.

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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

NON-OPERATING REVENUES:

The following table presents the non-operating consolidated income of Enel Américas, broken down by country, in cumulative and quarterly terms as of December 31, 2020 and 2019.

NON OPERATING INCOME CONTINUING OPERATIONS	Accumulated figures (million US$)				Quarterly figures (million US$)
	FY 2020	FY 2019	Change	% Change	4Q 2020	4Q 2019	Change	% Change

Financial Income
Argentina	86	122	(36)	(29.5%)	45	23	22	95.7%
Brazil	211	291	(80)	(27.5%)	91	59	32	54.2%
Colombia	14	12	2	16.7%	3	1	2	200.0%
Peru	7	9	(2)	(22.2%)	2	2	-	0.0%
Consolidation adjustments and other activities	3	16	(13)	(81.3%)	(1)	5	(6)	(120.0%)
Total Financial Income	321	450	(128)	(28.5%)	140	90	50	55.9%

Financial Costs
Argentina	(148)	(189)	41	(21.7%)	(71)	(6)	(65)	1083.3%
Brazil	(415)	(679)	264	(38.9%)	(117)	(113)	(4)	3.5%
Colombia	(132)	(152)	20	(13.2%)	(27)	(36)	9	(25.0%)
Peru	(31)	(39)	8	(20.5%)	(7)	(9)	2	(22.2%)
Consolidation adjustments and other activities	(42)	(29)	(13)	44.8%	(16)	(7)	(9)	128.6%
Total Financial Costs	(768)	(1,088)	319	(29.4%)	(238)	(171)	(67)	39.4%

Foreign currency exchange differences, net
Argentina	52	104	(52)	(50.0%)	21	15	6	40.0%
Brazil	(89)	14	(103)	(735.7%)	56	7	49	700.0%
Colombia	(1)	-	(1)	0.0%	3	2	1	50.0%
Peru	(1)	-	(1)	0.0%	(2)	-	(2)	100.0%
Consolidation adjustments and other activities	97	20	77	385.0%	(28)	5	(33)	(660.0%)
Total Foreign currency exchange differences, net	57	137	(80)	(58.3%)	50	29	21	70.5%

Total results by adjustment units (hyperinflation - Argentina)	77	124	(48)	(38.4%)	19	0	19	100.0%

Net Financial Income Enel Américas	(313)	(377)	63	(16.8%)	(28)	(51)	24	(44.4%)

Other gains (losses):
Argentina	-	1	(1)	(100.0%)	-	1	(1)	(100.0%)
Brazil	1	2	(1)	(50.0%)	-	2	(2)	(100.0%)
Colombia	-	-	-	0.0%	-	-	-	0.0%
Peru	4	11	(7)	100.0%	1	11	(10)	100.0%
Consolidation adjustments and other activities	-	-	-	0.0%	-	-	-	0.0%
Total Other gains (losses)	5	14	(9)	(67.1%)	1	14	(13)	(92.9%)

Share of profit (loss) of associates accounted for using the equity method:
Argentina	3	-	3	100.0%	-	-	-	0.0%
Brazil	-	-	-	0.0%	-	-	-	0.0%
Colombia	-	-	-	0.0%	-	-	-	0.0%
Peru	-	-	-	0.0%	-	-	-	0.0%
Less: consolidation adjustments and other activities	-	-	-	0.0%	-	-	-	0.0%
Total Share of profit (loss) of associates accounted for using the equity method	3	-	3	100.0%	-	-	-	0.0%

Total Non Operating Income	8	14	(6)	(42.9%)	1	14	(13)	(94.7%)

Net Income Before Taxes	1,748	2,406	(658)	(27.4%)	642	572	72	12.3%

Income Tax
Argentina	(36)	(132)	96	(72.7%)	5	(13)	18	(138.5%)
Brazil	(148)	314	(462)	(147.1%)	(116)	501	(617)	(123.2%)
Colombia	(287)	(302)	15	(5.0%)	(73)	(77)	4	(5.2%)
Peru	(92)	(125)	33	(26.7%)	(25)	(34)	9	(26.5%)
Less: consolidation adjustments and other activities	(4)	10	(14)	(140.0%)	(1)	-	(1)	(100.0%)
Total Income Tax	(567)	(236)	(331)	139.7%	(210)	377	(587)	(155.7%)

Net Income after taxes	1,181	2,170	(989)	(45.6%)	432	948	(516)	(54.4%)
Net Income attributable to owners of parent	825	1,614	(789)	(48.9%)	339	792	(454)	(57.3%)
Net income attributable to non-controlling interest	356	556	(200)	(35.9%)	94	156	(62)	40.0%

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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

Financial Income

Financial income reached a US$ 313 million loss as of December 31, 2020 which represents a US$ 63 million decrease in relation to the previous year. The foregoing is mostly explained by:

•	US$ 128 million less in financial revenues mainly explained by: (i) US$ 32 million less in revenues attributable to US$ 27 million in Enel Distribución Sao Paulo, mainly due to the conversion effects by the devaluation of the Brazilian real against the US dollar and US$ 5 million less revenues for lower returns on financial investments; (ii) US$ 16 million less in revenues in Enel Distribución Rio, for conversion effects by devaluation of the Brazilian real against the US dollar; (iii) US$ 6 million less in revenue in Enel Cien, mainly from lower income from financial updates in PIS/COFINS taxes; (iv) US$ 17 million less revenue in Enel Generación Fortaleza mainly from financial updates of PIS/COFINS taxes on ICMS recorded in 2019 for US$ 13 million; (v) US$ 12 million less revenue in Edesur, mainly from the conversion effects from the devaluation of the Argentine peso against the US dollar totaling US$ 4 million and lower interest charged on customer default totaling US$ 7 million; (vi) less in revenues in our generation subsidies in Argentina of US$ 26 million, mainly from the conversion effects of the devaluation of the Argentine peso against the US dollar totaling US$ 19 million and lower interest related to the accounts receivable in VOSA totaling US$ 30 million, offset by financial income for investment revaluation for change in the ownership of Central Térmica Manuel Belgrano and Central Térmica San Martín for US$ 25 million; and (vii) US$ 12 million less in revenues in Enel Américas mainly from lower financial placements. .

During the fourth quarter of 2020, financial income increased by US$ 50 million, mainly explained by: (i) US$ 33 million of more in revenues in the Enel Brasil Group, mainly explained by a US$ 57 million increase in update of financial assets associated with assets concessioned under IFRS 12 offset by US$ 25 million from the conversion effects of the devaluation of the Brazilian real against the US dollar and (ii) US$ 20 million more revenues in our generation subsidiaries in Argentina mainly due to US$ 25 million financial income from the revaluation of investments due to the change in the ownership of Central Térmica Manuel Belgrano and Central Térmica San Martín for and a US$ 10 million increase in financial investment returns offset by US$ 15 million from the conversion effects related to the devaluation of the Argentine peso against the US dollar.

•	US$ 319 million less in financial expenses mainly attributable to: (i) US$ 160 million less financial expenses in Enel Brasil mainly related to the debt with Enel Finance International and which was paid on July 7, 2019 totaling US$ 151 million and US$ 9 million for the conversion effects of the devaluation of the Brazilian real; (ii) US$ 49 million les in expenses in Enel Distribución Sao Paulo, mainly US$ 53 million from the effects of the devaluation of the Brazilian real offset by US$ 4 million higher expenses for updates of civil and labor contingencies; (iii) US$ 27 million les in expenses in Enel Distribución Rio mainly US$ 28 million in conversion effects ; (iv) US$ 27 million less in expenses in Enel Distribución Goias mainly US$ 20 million from the conversion effects of the devaluation of the
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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

•	Brazilian real against the US dollar and US$ 7 million less in bank debt expenses of; (v) US$ 14 million less in expenses in Enel Distribución Ceará mainly US$ 12 million from the conversion effects of the devaluation of the Brazilian real for the same period of the previous year; (vi) US$ 16 million less in expenses in Enel Generación Costanera mainly US$ 11 million less in expenses for the debt to Cammesa and US$ 5 million conversion effects of the devaluation of the Argentine peso against the US dollar; (vii) US$ 16 million les in expenses in Enel Generación el Chocón mainly for lower debt expenses with Cammesa; (viii) US$ 20 million less in expenses in Edesur mainly US$ 60 million of the devaluation of the Argentine peso against the USdollar, offset by US$ 40 million more in expenses for updates of fines and debt to Cammesa; (ix) US$ 12 million les in expenses in Emgesa for the US$ 10 million conversion effects of the devaluation of the Colombian peso against the dollar and US$ 2 million less in bank debt expenses; and (x) US$ 8 million less in expenses in Codensa mainly for the conversion effects of the Colombian peso of US$ 7 million and US$ 2 million les in financial debt. This was partially offset by: (i) US$ 14 million more in expenses in EGP Cachoeira Dourada mainly from a US$ 19 million increase in the GSF guarantee update according to Brazilian electricity regulations offset by US$ 7 million from the conversion effects of the devaluation of the Brazilian real against the US dollar; and (ii) US$ 12 million more in expenses in individual Enel Américas mainly explained by withholding tax on dividends from subsidiaries in Argentina and Peru

During the fourth quarter of 2020, financial costs increased by US$ 67 million mainly attributable to : (i) US$ 13 million EGP in Cachoeira Dourada mainly US$ 19 million due to an increase in the update of the GSF guarantee according to Brazilian electricity regulations co-recorded with US$ 3 million for conversion effect; (ii) US$ 10 million in Enel Generación Costanera due to higher interest with Cammesa; (iii) US$ 22 million in Enel Generación Chocón explained by higher interest expenses with Cammesa; and (iv) US$ 18 million in Edesur due to a US$ 57 million increase in interest on the debt to Cammesa offset by US$ 33 million for the conversion effect of the devaluation of the Argentine peso against the US dollar and US$ 6 million less in financial update of provisions.

  US$ 80 million lower positive results from exchange differences compared to the previous year, mainly due to: (i) US$ 74 million negative exchange differences from our generation subsidiaries in Argentina, mainly relating to accounts receivable in foreign currency for VOSA credits in Argentina totaling US$ 75 million; (ii) Individual Enel Brasil reaching US$ 42 million related to US$ 56 million updates for service providers, offset by US$ 14 million from the conversion effect of the devaluation of the Brazilian real against the US dollar. This is partially offset by US$ 34 million less in negative exchange differences in Enel Américas mainly due to lower domestic currency placements made in 2019 during the capital increase process.

•         During the fourth quarter of 2020, exchange differences registered higher positive results of US$ 21 million net, mainly attributable to: (i) US$ 10 million in Enel Distribución Sao Paulo, from the hedging derivatives of US$ 12 million offset by US$ 2 million conversion effect; and (ii) US$ 11 million in individual Enel Brasil, also related to existing US$ 14 million hedging derivatives until 2019 offset by US$ 3 million from the conversion effect.

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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

  The adjustments results decreased by US$ 47 million and correspond to the financial results generated by the implementation of IAS 29 Financial Information in Hyperinflationary Economies in Argentina. They reflect the net balance that arises from applying inflation to non-monetary assets and liabilities and income statements that are not determined on an updated basis, converted to US dollars at closing exchange rates.

•         During the fourth quarter of 2020, readjustment results decreased by US$ 19 million and correspond to the financial results generated by the implementation of IAS 29 Financial Information in Hyperinflationary Economies in Argentina.

CORPORATE TAXES

The gains tax levied on companies’ profits reached US$ 567 million in cumulative terms as of December 31, which represents a US$ 330 million increase from the previous year, (i) mainly due to US$ 538 million higher expenses in Enel Distribución Sao Paulo of which US$ 553 million originated from deferred tax profit recorded in 2019,which arose from the merger with Enel Sudeste, offset by US$ 15 million from the effects of devaluation of the Brazilian real against the US dollar ; and (ii) US$ 13 million higher expenses in Central Dock Sud explained by a tax benefit from the revaluation of its non-monetary tax assets and liabilities, recorded in 2019 totaling US$ 25 million offset by US$ 12 million conversion effects of the Argentine peso against the US dollar. This is partially offset by: (i) US$ 47 million less in expenses in Enel Cien mainly explained by US$ 30 million lower financial results compared to the previous year and US$ 17 million higher expenses in 2019 originating from punishable receivables; (ii) US$ 31 million less in expenses in Enel Distribución Rio mainly explained by lower financial results; (iii) US$ 54 million less in expenses in Edesur, mainly from lower financial results originating in regulatory assets and liabilities recorded as a profit in 2019 and totaling US$ 44 million plus US$ 10 million conversion effects of the Argentine peso against the US dollar; (iv) US$ 14 million less in expenses in Enel Generación Peru mainly for provision of legal contingencies with Electroperú; (v) US$ 17 million less in expenses in Enel Distribution Peru due to lower financial results; (vi) US$ 24 million less in expenses in Codensa due to US$ 12 million less in financial results and US$ 12 million less in effects from the devaluation of the Colombian peso against the US dollar; and (vii) US$ 33 million less in expenses in Enel Generación Costanera mainly explained by US$ 36 million less in financial results and offset by US$ 3 million conversion effects of the Argentine peso against the US dollar.

In the fourth quarter of 2020, corporate gains tax reached US$ 210 million, representing a US$ 586 million increase in relation to the same quarterly period of the previous year, mainly explained by: (i) US$ 575 million higher expenses in Enel Distribución Sao Paulo of which US$ 553 million originated from the deferred tax in 2019 arising from the merger with Enel Sudeste, for better financial results of US$ 12 million and US$ 10 million from the conversion effects of the Brazilian real against the US dollar; (ii) US$ 54 million higher expenses in Enel Distribution Goías mainly explained by US$ 56 million better financial results compared to the same quarter of the previous year offset by US$ 2 million in the conversion effects of the Brazilian real against the US dollar; and (iii) US$ 21 million higher expenses in EGP Cachoeira Dourada due to US$ 28 million

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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

from better financial results offset by US$ 7 million from the conversion effects of the Brazilian real against the US dollar. All of the above partially offset by less in expenses: (i) US$ 49 million in Enel Cien for lower financial results of US$ 55 million, offset by US$ 6 million from the conversion effects of the Brazilian real against the US dollar; and (ii) US$ 20 million less in expenses in Edesur mainly US$ 22 million for lower financial results offset by US$ 2 million from the conversion effects of the Argentine peso against the US dollar.

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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

2. ANALYSIS OF THE FINANCIAL STATEMENT

Assets	December 2020	December 2019	Change	% Change
	(US$ million)

Current Assets	6,179	6,581	(402)	(6.1%)
Non current Assets	20,754	23,195	(2,441)	(10.5%)

Total Assets	26,934	29,776	(2,843)	(9.5%)

Enel Américas' total assets as of December 31, 2020 decreased by US$ 2,843 million compared to the total assets as of December 31, 2019, mainly as a result of:

Current Assets decreased by US$ 402 million, equivalent to 6.1% mainly explained by:

  A US$ 432 million decrease in cash and cash equivalents consisting mainly of: (i) US$ 2,426 million in net operating revenues flow attributable to charges for sales and services, net of payment to suppliers and others, (ii) US$ 1,187 million net outflows for financing activities attributable to: obtaining finance totaling US$ 1,646 million, attributable to bank loans. US$ 294 million for loans from related companies divided as US$ 150 million Enel Finance International (EFI) to Enel Américas and US$ 144 million Enel Finance International (EFI) to Enel Distribución Rio. This was partially offset by: (i) US$ 1,776 million loan payments which includes US$ 1,220 million of bank loans, US$ 486 million of bonds and US$ 69 million from other sources of financing; (ii) US$ 1,057 million in payment of dividends; (iii) US$ 327 million interest payment ; (iv) US$ 77 million payments of liabilities for financial leases and; (v) US$ 110 million in other cash income; (iii) US$ 1,536 million net outflows from investment activities attributable to: disbursements for the incorporation of plant and equipment properties of US$ 814 million, US$ 740million payments for incorporation of intangible assets, US$ 216 million in investments over 90 days and US$ 5 million for payments of derivative contracts. These investment cash outflows were offset by US$ 43 million in interest received, US$ 176 million in investment rescue over 90 days and collections from repayments of advances and loans granted to third parties totaling US$ 21 million; and (iv) a US$ 135 million decrease as a result of the variation in cash exchange rates and cash equivalents.
•	A US$ 110 million increase of other current financial assets mainly attributable to placements for 90 + days, according as per the following detail: (i) Enel Distribución Rio of US$ 59 million, (ii) Enel Distribución Ceará of US$ 11 million, (iii)) Edesur US$ 23 million and (iv) Enel Generación Costanera US$ 25 million.
•	A US$ 75 million increase in Other Current non-financial assets mainly attributable to higher taxes to recover from PIS and COFINS in our Brazilian subsidiaries totaling US$ 55 million; and US$ 35 million higher anticipated expenses. This was partially offset by US$ 20 million from the conversion effects of foreign currencies against the US dollar.
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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

•	A US$ 270 million decrease in Commercial Receivables and other current receivables mainly explained in some of our Brazilian subsidiaries as a result of the effects of the devaluation of the Brazilian real against the US dollar totaling US$ 569 million; additionally, attributable to lower accounts to be charged mainly for lower physical sales in (i) Enel Distribución Sao Paulo of US$ 53 million, (ii) Enel Distribución Ceará of US$ 54 million and (iii) Enel Distribution Rio of US$ 9 million. All of the above was partially offset by higher receivables: (i) US$ 354 million in EGP Cachoeira Dourada due to higher average sales prices, and (ii) US$ 49 million Enel Distribución Goiás due to increased physical sales.
•	A US$ 75 million stock increase mainly attributable to greater stock of spare parts and electrical materials in: (i) US$ 39 million in Grupo Enel Brasil, (ii) US$ 15 million in Codensa, (iii) US$ 17 million in Central Dock Sud.
➢	A US$ 2,441 million decrease in Non-Current Assets equivalent to 10.5%, mainly in:

•	A US$ 259 million decrease in other non-current financial assets mainly explained by the effects of the devaluation of the Brazilian real against the US dollar which mainly affected receivables from the application of IFRS 12 in Brazilian distribution companies totaling US$ 543 million, offset by a US$ 260 million increase related to the same concept of IFRS 12. Furthermore, a US$ 25 million increase in Enel Generación Costanera, Enel Generación El Chocón and Central Dock Sud due to the recognition at fair value with changes in results of the Belgrano and San Martin Thermoelectric Plants, reclassified from investments in related companies.

•	A US$ 403 million decrease of other non-current non-financial assets mainly explained by the effects of the Brazilian real devaluation against the US dollar of US$ 598 million and US$ 78 million lower taxes on recovering from PIS and COFINS for short-term transfer in Enel Distribución Ceará and US$ 46 million from the transfer of assets under construction to fixed asset in Enel Distribución Rio. This was partially offset by a US$ 288 million increase in Enel Distribución Sao Paulo, for recognition of PIS and COFINS taxes and for an increase in transfers of assets under construction to fixed asset Enel Distribución Goiás totaling US$ 42 million.

•	A US$ 1,003 million decrease in intangible assets other than capital gains composed mainly of (i) a US$ 1,216 million decrease in the effects of the conversion to US dollars from the functional currencies of each subsidiary, (ii) US$ 392 million amortization, (iii) US$ 226 million other decreases mainly for transfers to financial assets the company variation to recover at the end of the concession due to the application of IFRIC 12. This was partially offset by a US$ 821 million increase in new investments and US$ 10 million for others.

•	US$ 228 million decrease in goodwill mainly explained by the effects of conversion to US dollar from the functional currencies of each subsidiary.

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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

•	A US$ 409 million decrease in properties, plants and equipment consisting mainly of (i) a US$ 982 million decrease due to the effects of conversion to US dollars from the functional currencies of each subsidiary, (ii) US$ 445 million depreciation and impairment losses, and (iii) US$ 60 million in other decreases. The above partially offset by (i) US$ 607 million increase from new investments, and (ii) US$ 471 million in other inflation increases stemming from the application of IAS 29 in our Argentine subsidiaries.

•	A US$ 94 million decrease in Assets from Deferred Taxes explained mainly by the conversion effects to US dollars from the functional currencies of each subsidiary.

Liabilities and Equity	December 2020	December 2019	Change	% Change
	(US$ million)

Current Liabilities	7,277	6,736	541	8.0%
Non Current Liabilities	9,323	10,794	(1,472)	(13.6%)

Total Equity	10,334	12,246	(1,912)	(15.6%)
attributable to owners of parent company	8,106	9,966	(1,860)	(18.7%)
attributable to non-controlling interest	2,228	2,280	(52)	(2.3%)

Total Liabilities and Equity	26,934	29,776	(2,842)	(9.5%)

Total Enel Américas liabilities and assets as of December 31 30, 2020 decreased by US$ 2,842 million as compared to December 2019, mainly as a result of:

➢   Current Liabilities decreased by US$ 541 million, mainly explained by:

•	A US$ 417 million increase in other current financial liabilities explained primarily by: (i) a US$ 310 million increase in Enel Distribución Sao Paulo mainly due to long-term debt transfers of US$ 223 million, a US$ 65 million increase in financial debt with Fundación Cesp for voluntary migration by employees to a specified contribution plan, US$ 39 million acquisition of new loans net of their payments and accrued interest. This was partially offset by US$ 17 million due to the conversion of the devaluation of the Brazilian real against the US dollar; (ii) a US$ 66 million, increase in Enel Distribución Ceará from attracting new loans of US$ 54 million net of their payments and accrued interest, plus US$ 34 million long-term transfer effect offset by US$ 22 million conversion effects of the devaluation of the Brazilian real against the US dollar; (iii) a US$ 164 million increase in Emgesa mainly from US$ 156 million long-term transfer of bonds, net of their payments and US$ 8 million for the conversion effects to US dollar from functional currencies; (iv) a US$ 120 million increase in Codensa from the acquisition of new loans US$ 6 million due to theeffects of of US$ 114 million net of payments and transfers over long term and the conversion to US dollar from the functional currency; (v) US$ 148 million increase in Enel Peru from the US$ 153 million acquisition of new loans offset by US$ 5 million from the conversion effects of the new Peruvian sol against the US dollar; (vi) a US$ 25 million increase in Enel Generación Piura from new loans. This was partially offset by decreases in; (i) US$ 289 million Enel Distribución Goiás mainly for US$ 388 million credit repayments net change of US$ 68 million; US$ 77 million for the conversion effects to US dollar from the functional currency, offset by US$ 176 million long-term debt transfers; ( (ii) US$ 42 million Enel Distribución Rio mainly for US$ 50 million from the conversion effects to US dollar from the functional currency partially
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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

offset by long-term transfer of bank loans of US$ 176 million, US$ 39 million acquisition of new loans, the above offset by US$ 207 million loan payments; (iii) US$ 60 million Enel Generación Fortaleza mainly for loan payments of US$ 47 million net exchange rate effect of US$ 12 million, and US$ 13 million for the conversion effects to US dollar from the functional currency; and (iv) US$ 23 million Enel Américas mainly for credit repayments of US$ 516 million, offset by obtaining new credits of US$ 481 million and interest accrued of US$ 12 million.

•	A US$ 174 million increase in commercial accounts and other current payables mainly explained by increases in (i) EGP Cachoeira Dourada of US$ 346 million, mainly due to increased energy purchases of US$ 387 million offset by US$ 41 million conversion effects as a result of devaluation of the real against the US dollar; (ii) US$22 million increase in Codensa mainly due to higher accounts payable from suppliers and dividend payments of US$ 32 million offset by US$ 10 million conversion effects stemming from the devaluation of the Colombian peso against the US dollar. This was partially offset by decreases (i) US$ 74 million Distribución Sao Paulo attributable to US$ 255 million conversion effect of the devaluation of the Brazilian real against the US dollar, offset by US$ 181 million, which correspond to higher accounts payable for energy purchases and suppliers net of provisions and transfers from long term; (ii) US$ 49 million in Enel Distribución Rio mainly US$ 73 million conversion for the devaluation of the real, offset by US$ 24 million higher accounts payable for energy purchases and suppliers net of provisions and long-term transfer; (iii) US$ 39 million in Enel Distribución Ceará which includes US$ 72 million conversion for the devaluation of the real, offset by US$ 33 million higher accounts payable for energy purchases and suppliers net of provisions and long-term transfer; (iv) US$ 18 million in Enel Distribución Peru attributable to lower accounts payable from suppliers; and (v) US$ 15 million in Enel Américas mainly for payment of dividends to third parties.
•	A US$ 106 million increase in current accounts payable to related entities mainly (i) a US$ 150 million increase attributable to loan obtained by Enel Américas from Enel Finance International (EFI); (ii) a US$ 22 million increase in accounts payable for energy purchase from EGP subsidiaries in Colombia and Brazil; and (iii) US$ 53 million higher accounts payable to Enel Global Services, for technical and IT services. This was partially offset by US$ 116 million less in accounts payable attributable to lower dividend payments to Enel SpA.
•	A US$ 66 million decrease in other current provisions mainly related to the subsidiary Enel Distribución Sao Paulo of US$ 67 million, of which US$ 32 million stem from the conversion effects of the devaluation of the Brazilian real and US$ 35 million from the payment of labor and civil provisions.
•	A US$ 54 million decrease in other current non-financial liabilities explained by: a decrease (i) in Enel Distribución Sao Paulo of which US$ 26 million is attributable to the conversion effects from the devaluation of the Brazilian real and US$ 8 million for tax payments related to PIS/COFINS and ICMS; (ii) US$ 12 million in Enel Distribución Ceará of which US$ 6 million is attributable to the conversion effects for the devaluation of the Brazilian real and US$ 6 million to tax payments; and (iii) US$ 8 million in Enel Distribución Rio is attributable to US$ 5 million from the conversion effects for the devaluation of the Brazilian real and US$ 3 million in tax payments.
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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

Non-Current Liabilities decreased by US$ 1,472 equivalent to 13.6% of the variation explained mainly by:
•	A US$ 944 million decrease in other non-current financial liabilities (financial and derivative debt) mainly explained by (i); a US$ 203 million decrease in Enel Distribución Sao Paulo of which US$ 202 million is explained by the conversion effect of the devaluation of the Brazilian real against the US dollar; additionally a US$ 112 million increase in financial debt with Fundación Cesp by the voluntary migration made by employees to a specific contribution plan which was fully offset by short-term transfers of bond debt; (ii) a US$ 189 million decrease in Enel Distribution Goiás explained by US$ 176 million for short-term transfer of bank loans and US$ 61 million from the conversion effects related to the devaluation of the Brazilian real, offset by US$ 48 million new financing and exchange rate effects for foreign currency debt; (iii) a US$ 216 million decrease in Enel Distribución Rio which includes US$ 118 million conversion effects of the devaluation of the Brazilian real and US$176 million for transfer of short-term bank loans, offset by US$ 38 million in new acquisition and greater exchange rate effects of US$ 40 million for foreign currency debt; (iv) US$ 133 million decrease in Enel Distribución Ceará mainly due to US$ 102 million from the conversion effects from the devaluation of the Brazilian real by and US$ 34 million short-term transfers of bank loans; (v) a US$ 49 million decrease in Enel Green Power Volta Grande mainly due to the conversion effects from the devaluation of the Brazilian real; and (vi) a US$ 273 million decrease in Emgesa mainly by short-term bond transfer of US$ 223 million and US$ 50 million from the devaluation of the Colombian peso against the US dollar. This was partially offset by a $121 million increase in Codensa mainly for new acquisitions, net of short-term transfers of $134 million bonds offset by US$ 13 million from the conversion effects of the Colombian peso from the US dollar.
•	A US$ 275 million commercial accounts and other non-current payable accounts explained by (i) a US$ 527 million decrease due to the effects of the devaluation of the various currencies in which we operate against the US dollar; (ii) a US$ 62 million decrease in Enel Distribución Goiás mainly from short-term transfers of accounts payable by energy suppliers and PIS COFINS tax; (iii) US$ 23 million in Enel Distribución Ceará mainly from short-term transfer of PIS and COFINS effect and accounts payable; and (iv) in Edesur US$ 20 million less in accounts payable to CAMMESSA and other accounts payable. This was partially offset by a US$ 352 million increase in Enel Distribución Sao Paulo mainly for PIS and COFINS taxes and accounts payable for net energy from its long-term transfers.
•	A US$ 144 million increase in ccounts payable to non-current related explained by loan from Enel Finance International (EFI) to Enel Distribución Rio.
•	A US$ 142 million decrease in non-current provisions explained mainly by the conversion effects of the US dollar from the functional currencies of each subsidiary, as follows (i) US$ 81 million in Enel Distribución Sao Paulo; and (ii) US$ 69 million in Enel Distribución Goiás. Furthermore, US$ 23 million less in de-committee provisions in Enel Generación Peru. This was partially offset by a US$ 27 million increase in Enel Distribución Sao Paulo for greater provisions of labor and civil litigation.
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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

•	A US$ 212 million decrease in provisions for benefits to non-current employees explained mainly by our Brazilian subsidiary Enel Distribución Sao Paulo totaling US$ 201 million which includes the US$ 339million effects of the conversion of the Brazilian real against the US dollar, and US$ 177 million transfer to short- and long-term financial debt as a result of voluntary migration by employees to a specific contribution plan to Fundación Cesp. This was partially offset by an annual update of its actuarial values as a product of the application of IAS 9 totaling US$ 315 million.

➢ Total Equity decreased by US$ 1,912 million, explained by:

•	Equity attributable to the property (shareholders) of the controller decreased by US$ 1,860 million mainly as follows: (i) decrease in initial capital US $ 21 million corresponding to share issuance and placement expenses made during 2019, which were charged to capital during the current year, after approval at the Extraordinary Shareholders' Meeting held in December 2020 (ii) a US$ 1,781 million decrease in other reserves mainly due to conversion differences of US$ 2,025 million, US$ 8 million for cash flow hedging reserves, offset by the US$ 252 million application of IAS 29 "hyperinflationary economies" in Argentina; (iii) a US$ 570 million decrease for dividend payment and (iv) a US$ 313 million decrease in reserves for the application of IAS 19 "Employee benefits", due to recording actuarial losses. This is partially offset by a US$ 825 million increase in profits for the period.
•	Non-controlling shareholding decreased by US$ 52 million mainly explained by (i) a US$ 306 million decrease in dividend payments: and (ii) a US$ 226 million decrease in comprehensive results mainly due to conversion differences. These effects were offset by: (i) US$ 356 million in profits for the period; and (ii) a US$ 124 million increase of several other reserves due to the application of IAS 29 "hyperinflationary economies" in Argentina.

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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

The development of the main financial indicators is as follows

Financial Indicator		Unit	December 2020	December 2019	December 2019	Change	% Change

Liquidity	Current liquidity (1)	Times	0.85	0.98		(0.13)	(13.1%)
	Acid ratio test (2)	Times	0.78	0.92		(0.13)	(14.6%)
	Working Capital	MMUSD	(1,098)	(155)		(943)	609.8%
Leverage	Leverage (3)	Times	1.61	1.43		0.17	12.2%
	Short Term Debt (4)%		43.8%	38.4%		5.4%	14.1%
	Long Term Debt (5)%		56.2%	61.6%		(5.4%)	(8.8%)
	Financial Expenses Coverage (6)	Times	4.97		4.83	0.14	2.9%
Profitability	Operating Income/Operating Revenues	%	16.8%		19.3%	(2.5%)	(12.8%)
	ROE (annualized) (7)%		9.1%		19.3%	(10.2%)	(52.7%)
	ROA (annualized) (8)%		4.2%		7.6%	(3.4%)	(45.2%)

(1) Corresponds to the ratio between (i) Current Assets and (ii) Current Liabilities.
(2) Corresponds to the ratio between (i) Current Assets net of Inventories and anticipated Expenses and (ii) Current Liabilities.
(3) Corresponds to the ratio between (i) Total Liabilities and (ii) Total Equity.
(4) Corresponds to the proportion of (i) Current Liabilities in relation to (ii) Total Liabilities
(5) Corresponds to the proportion of (i) Non-Current Liabilities in relation to (ii) Total Liabilities.
(6) Corresponds to the ratio between (i) the Gross Operating Income and (ii) Net financial result of Financial Income.
(7) Corresponds to the ratio between (i) Net Income attributable to owners of parent as of December 31, 2020 and (ii) the average between Equity attributable to owners of parent at the beginning of the period and at the end of the period.
(8) Corresponds to the ratio between (i) total result as of December 31, 2020 and (ii) the average of total assets at the beginning of the period and at the end of the period.

✓  The Company’s Current liquidity as of December 31, 2020 reached 0.85 times, showing a 13.1 % decrease in relation to December 2019, mostly explained by the increase in current liabilities, mainly due to the transfer of financial debt from non-current liabilities.

✓  The Company’s Acid Test as of December 31, 2020 reached 0.78 times, showing a 14.6 % decrease in relation to December 31, 2019, also mostly explained by the increase in current liabilities, mainly due to the transfer of financial debt from non-current liabilities

✓  The Company’s Working capital as of December 31, 2020 was (- US$ 1,098 million) showing an increase in relation to December 31, 2019 when it reached (-US$ -155 million) mostly explained by the increase in current liabilities, mainly due to the transfer of financial debt from non-current liabilities.

✓	The Company’s Leverage (indebtedness ratio) stood at 1.61 times as of December 31, 2020, a 12.2 % increase in relation to December 31, 2019 explained by lower dominant shareholding equity as compared to the previous year, mainly because of the conversion effects of the different functional currencies in the countries in which we operate.

✓	The Hedging of financial costs as of the period that ended on December 31, 2020 was 4.97 times, which represents a 2.9% increase as compared to the same period of the previous year, mainly because of improved financial results in relation to the same period of the year before.
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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

✓	The Return-on-equity (profitability) index, measured in terms of operating revenues over operating revenues reached 16.8 % as of December 31, 2020.

✓	The Return-on-equity of the controller’s property owners (shareholders) reached 9.1 % representing a 52.7 % decrease as a result of a decrease in the income attributable to the property owners for the last 12 months in relation to the period before.

✓	The Return-on-assets stood at 4.2% as of December 31, 20120 representing a 45.2 % increase mostly due to total income decrease as of December 31, 2020 in relation to the same period of the year before.

44

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

MAIN CASH FLOWS

The Company’s net cash flows were negative as of December 31, 2020 and reached US$ 297 million which represents a US$ 402 million decrease in relation to the same period of the previous year.

The main variables on account of the flows of the operation, investment and financing activities that explain this decrease in net cash flows, as compared to December 2019 are described below:

Net Cash Flow	December 2020	December 2019	Change	% Change
	(US$ million)

From Operating Activities	2,426	2,528	(102)	(4.0%)
From Investing Activities	(1,536)	(1,600)	64	(4.0%)
From Financing Activities	(1,187)	(823)	(364)	44.2%

Total Net Cash Flow	(297)	105	(402)	(382.9%)

The net cash flows stemming from operating activities totaled US$ 2,426 million as of December 2020, representing a 4% decrease as compared to December of the previous year. The variation is explained by a net decrease in the types of collections for operating activities mainly in (i) US$ 3,639 less in charges from sales and service provision; (ii) US$ 441 million higher operating fees; (iii) US$ 1 million; higher charges from premiums and benefits, annuities, and other benefits of underwritten policies and (iv) $2 million less in royalty charges and commissions. These effects were partially offset by the types of Cash Payments from Operation, mainly in: (i) US$ 1,158 million less in payments to suppliers for the supply of goods and services; (ii) US$ 136 million less in employee payments; (iii) US$ 1,710 million less in payments for operating activities; (iv) for US$ 57 million less in cash outings; (v) US$ 33 million less in income tax payments; and (vi) US$ 1 million higher premium and benefit payments.

The net cash flows coming from (used in) investment activities were outgoings totaling US$ 1,536 million as of December 2020, which is mainly explained by: (i) US$ 814 million disbursements for the incorporation of plant properties and equipment; (ii) US$ 740 million incorporation of intangible assets; and (iii) US$ 216 million investments of more than 90 days; and (iv) US$ 5 million for derivatives contract payments. These investment cash outflow were offset by: (i) US$ 43 million interest received; (ii) US$ 176 million rescue of investments of more than 90 days; and (iii) US$ 20 million in collections from the repayment of advances and loans granted to third parties.

The net cash flows coming from (used in) financing activities were net outgoings of US$ 1,187 million as of December 2020 stemming from obtaining US$ 1,646 million financing which correspond to bank loans; US$ 294 million for related loans attributable to US$ 150 million from Enel Finance International (EFI) to Enel Américas and US$ 144 million from Enel Finance International (EFI) to Enel Distribución Rio. This was partially offset by: (i) US$ 1,776 million loan payments which includes US$ 1,220 million of bank loans, US$ 486 million of bonds and US$ 69 million from other sources of financing; (ii) US$ 1,057 million payment of dividends; (iii) US$ 327million interest payment ; (iv) US$ 77 million payments of liabilities for financial leases and; (v) US$ 110 million for other cash inflows.

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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

Below are the disbursements from the Incorporation of Properties, Plant and Equipment and their depreciation, for the periods of December 2020 and 2019.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million US$)
Company	Payments for additions of Property, plant and equipment			Depreciation
	December 2020	December 2019	% Change	December 2020	December 2019	% Change

Enel Generación Chocon S.A.	-	-	0.0%	14	15	(5.5%)
Enel Generación Costanera	29	6	383.3%	42	40	5.3%
Emgesa S.A.E.S.P	86	108	(20.4%)	66	74	(10.5%)
Enel Generación Perú	42	43	(2.3%)	49	50	(2.9%)
Enel Distribución Goiás (Celg) (*)	233	187	24.6%	67	81	(17.5%)
EGP Cachoeira Dourada	1	4	(75.0%)	5	7	(29.6%)
Enel Generación Fortaleza	9	19	(52.6%)	11	14	(22.8%)
Enel Cien	2	2	0.0%	8	12	(37.3%)
Enel Distribución Sao Paulo S.A. (*)	186	221	(15.8%)	159	201	(20.9%)
Edesur S.A.	103	186	(44.6%)	74	54	36.8%
Enel Distribución Perú S.A.	127	165	(23.0%)	58	57	2.4%
Enel Distribución Rio (Ampla) (*)	149	181	(17.7%)	83	104	(20.3%)
Enel Distribución Ceara (Coelce) (*)	173	173	0.0%	58	65	(11.2%)
Codensa S.A.	385	306	25.8%	116	122	(5.3%)
Central Dock Sud S.A.	7	34	(79.4%)	28	31	(9.7%)
Enel Generación Piura S.A.	8	5	60.0%	12	11	9.1%
Holding Enel Americas y Sociedades de Inversión	14	18	(22.2%)	10	10	0.0%

Total	1,553	1,659	(6.4%)	858	948	(9.5%)

(*) Includes intangible assets concessions

46

PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

II. MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS SA GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation and operating revenues.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation, and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the group’s future results.

The Group’s activities are subject to wide-ranging environmental regulations that Enel Américas continuously complies with. Eventual modifications introduced to such regulations could impact its operations, economic situation and operating revenues.

Enel Américas and its operative subsidiaries are subject to environmental regulations, which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

Public authorities will approve such environmental impact studies.
Public opposition will not derive in delays or modifications to any proposed project.
Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants, or plans.

The Group’s Commercial activity has been planned to moderate eventual impacts resulting from changes in the hydrologic conditions.

Enel Américas Group’s operations include hydroelectric generation and, therefore, they depend on the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption.

Depending on weather conditions, differences may arise in the margins obtained by the business.

The financial situation and commercial outcome of may be adversely affected if exposure to interest rate risk, commodities and currency exchange rates are not effectively managed.

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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

RISK MANAGEMENT POLICY

The companies that make up the Enel Américas Group follow the guidelines of the Risk Management Control System (RMCS) established at the Holding level (Enel Spa), which sets the guidelines for risk management through the respective standards, procedures, systems, etc., to be applied at the different levels of the Company, in the processes of identification, analysis, evaluation, treatment and communication of risks that the business must continuously face. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee which, in turn, supports the Board's assessment and decisions regarding internal controls and risk management system, as well as those related to the approval of periodic financial statements.

To comply with the above, there is a specific Risk Management and Control Management policy within each Company, reviewed and approved at the beginning of each year by the Board, observing and applying local requirements in terms of risk culture.

The company seeks protection for all risks that can affect achieving business objectives. A new risk taxonomy for the entire Enel Group was approved in January 2020, which considers 6 macro categories and 37 sub-categories.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient risk and control management. Each of these three "lines" plays a different role within the organization´s broader governance structure (business and internal control areas, acting as the first line, Risk Control, acting as second line and Audit as the third line of defense). Each line of defense has an obligation to inform and keep senior management and Directors up to date on risk management, with Senior Administration being informed by the first and second line of defense and the Board of Directors (Directors) in turn by the second and third line of defense.

Within each company in the group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

1.1 Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the financial debt of the Enel Américas Group, according to fixed and/or protected and variable rates of interest over total gross debt, after the derivative contracts, is the following:

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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

Gross position

	12-31-2020%	12-31-2019%
Fixed Interest Rate	38%	39%

Risk control through specific processes and indicators allows to limit potential adverse financial impacts while optimizing the debt structure with an adequate degree of flexibility. Here we can see that the volatility that characterized financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by effective risk mitigation actions through derivative financial instruments.

1.2 Foreign exchange rate risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-	Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-	Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-	Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-	Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

To mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are any, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

During the fourth quarter of 2020, exchange rate risk management continued in the context of compliance with the risk management policy mentioned above, without difficulty accessing the derivatives market. It is worth noticing that the volatility that characterized financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by risk mitigation actions through derivative financial instruments.

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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

1.3 Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

-	Fuel purchases in the process of electric energy generation.
-	Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operative conditions confronted by the electricity generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income.

As of December 31, 2020, there are no operations to buy or sell energy futures for the purpose of hedging the procurement portfolio.

As of December 31, 2019, 5.28 GWh of energy futures purchases for the purpose of hedging the procurement portfolio have been settled during the year.

Thanks to the mitigation strategies implemented, the Group was able to minimize the effects of commodity price volatility in the third quarter 2020 results.

1.4 Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period, which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives (see notes 20, 21 and 23).

As of December 31, 2020, the Enel Américas Group held a liquidity position of MUS$ 1,507 million in cash and other equivalents. As of December 31, 2019, the Enel Américas Group’s liquidity position totaled MUS$ 1,939 million in cash and cash equivalents and MUS$ 706 million in unconditionally available long-term lines of credit.

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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

1.5 Credit Risk

The Enel Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk, which, as said earlier, are limited.

In the case of our electricity distribution companies, cutting access to electricity, in all cases, is the attribution of our companies in case of payment default on part of our customers, which is applied in accordance with the regulations in force in each country, which facilitates the process of evaluation and control of credit risk, which by the way is also limited.

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions (inasmuch as possible with a risk classification of investment grade or equivalent) with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

It should be noted that downward macroeconomic scenarios due to the COVID-19 effect did not have a significant impact on the quality of commercial receivables. In particular, the results of specific internal analyses have shown that there is no statistical correlation between the main economic indicators (GDP, unemployment rate, etc.) and solvency.

1.6 Risk Management

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

-              Financial debt.

-               Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one day and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the position’s portfolio, in relation to the Chilean peso, which includes:

-               The USS Libor rate of interest.

-	The various currencies in which our companies operate, the habitual local indices of bank practices.

-               The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly variations.

Considering the scenarios described above the Risk Value in a quarter, of the above-mentioned positions, is attributable to US$ 407 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore this value at risk is intrinsically related, among other factors, to the value of the portfolio at the end of each quarter.

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PRESS RELEASE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2020

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly. (See Note 3.e of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions similar to those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ Consolidated Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: February 25, 2021